UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the quarter ended June 30, 2019

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(WNS (Holdings) Limited)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22 - 4095 - 2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

WNS (Holdings) Limited is incorporating by reference the information set forth in this Form 6-K into its registration statements on Form S-8 filed on July 31, 2006 (File No: 333-136168), Form S-8 filed on February 17, 2009 (File No. 333-157356), Form S-8 filed on September 15, 2011 (File No. 333-176849), Form S-8 filed on September 27, 2013 (File No. 333-191416), Form S-8 filed on October 11, 2016 (File No. 333-214042) and Form S-8 filed on October 31, 2018 (File No. 333-228070).

CONVENTIONS USED IN THIS REPORT

In this report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “EU” are to the European Union. References to “India” are to the Republic of India. References to “China” are to the People’s Republic of China. References to “South Africa” are to the Republic of South Africa. References to “$” or “dollars” or “US dollars” are to the legal currency of the US, references to “ ₹ ” or “Indian rupee” or “Indian rupees” are to the legal currency of India, references to “pound sterling” or “£” are to the legal currency of the UK, references to “pence” are to the legal currency of Jersey, Channel Islands, references to “Euro” or “€” are to the legal currency of the European Monetary Union, references to “South African rand” or “R” or “ZAR” are to the legal currency of South Africa, references to “A$” or “AUD” or “Australian dollars” are to the legal currency of Australia, references to “CHF” or “Swiss Franc” are to the legal currency of Switzerland, references to “RMB” are to the legal currency of China, references to “LKR” or “Sri Lankan rupees” are to the legal currency of Sri Lanka, references to “PHP” or “Philippine Peso” are to the legal currency of the Philippines and references to “NZD” or “New Zealand dollar” are to the legal currency of New Zealand. Our financial statements are presented in US dollars and prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), as in effect as at June 30, 2019. To the extent the IASB issues any amendments or any new standards subsequent to June 30, 2019, there may be differences between IFRS applied to prepare the financial statements included in this report and those that will be applied in our annual financial statements for the year ending March 31, 2020. Unless otherwise indicated, the financial information in this interim report on Form 6-K has been prepared in accordance with IFRS, as issued by the IASB. Unless otherwise indicated, references to “GAAP” in this report are to IFRS, as issued by the IASB. References to “our ADSs” in this report are to our American Depositary Shares, each representing one of our ordinary shares.

References to a particular “fiscal year” are to our fiscal year ended March 31 of that calendar year, which is also referred to as “fiscal”. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Any amount stated to be $0.0 million represents an amount less than $5,000.

In this report, unless otherwise specified or the context requires, the term “WNS” refers to WNS (Holdings) Limited, a public company incorporated under the laws of Jersey, Channel Islands, and the terms “our company,” “the Company,” “we,” “our” and “us” refer to WNS (Holdings) Limited and its subsidiaries.

In this report, references to the “Commission” or the “SEC” are to the United States Securities and Exchange Commission.

We also refer in various places within this report to “revenue less repair payments,” which is a non-GAAP financial measure that is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	worldwide economic and business conditions;

•	political or economic instability in the jurisdictions where we have operations;

•	our dependence on a limited number of clients in a limited number of industries;

•	regulatory, legislative and judicial developments;

•	increasing competition in the business process management industry (“BPM”);

•	technological innovation;

•	telecommunications or technology disruptions;

•	our ability to attract and retain clients;

•	our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	our ability to collect our receivables from, or bill our unbilled services to, our clients;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	the effects of our different pricing strategies or those of our competitors;

•

our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share;

•	future regulatory actions and conditions in our operating areas; and

•	volatility of our ADS price.

These and other factors are more fully discussed in our other filings with the SEC, including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our annual report on Form 20-F for our fiscal year ended March 31, 2019. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

Part I — FINANCIAL INFORMATION

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

	Notes	As at June 30, 2019	As at March 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	5	$105,787	$85,444
Investments	6	36,631	67,913
Trade receivables, net	7	74,252	73,872
Unbilled revenue	7	62,659	66,752
Funds held for clients		9,050	7,063
Derivative assets	14	19,532	13,394
Contract assets		4,830	4,190
Prepayments and other current assets	8	21,718	16,783

Total current assets		334,459	335,411
Non-current assets:
Goodwill	9	130,834	130,811
Intangible assets	10	78,442	80,188
Property and equipment	11	63,393	60,998
Right of use assets	12	180,745	—
Derivative assets	14	5,585	5,687
Deferred tax assets		24,383	23,772
Investments	6	84,110	82,487
Contract assets		26,269	22,037
Other non-current assets	8	40,138	44,239

Total non-current assets		633,899	450,219

TOTAL ASSETS		$968,358	$785,630

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$22,537	$17,831
Provisions and accrued expenses	16	32,678	27,619
Derivative liabilities	14	2,863	2,096
Pension and other employee obligations	15	51,559	68,121
Current portion of long-term debt	13	28,002	27,969
Contract liabilities	17	10,025	5,427
Current taxes payable		5,879	2,603
Lease liabilities	12	21,593	—
Other liabilities	18	13,529	10,294

Total current liabilities		188,665	161,960

Non-current liabilities:
Derivative liabilities	14	286	307
Pension and other employee obligations	15	12,502	11,248
Long-term debt	13	33,459	33,422
Contract liabilities	17	7,647	6,609
Lease liabilities	12	175,808	—
Other non-current liabilities	18	217	8,959
Deferred tax liabilities		10,565	10,706

Total non-current liabilities		240,484	71,251

TOTAL LIABILITIES		$429,149	$233,211

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 51,569,990 shares and 51,153,220 shares; each as at June 30, 2019 and March 31, 2019, respectively)	19	8,162	8,056
Share premium		278,161	269,529
Retained earnings		497,180	478,145
Other components of equity		(141,617)	(146,894)

Total shareholders’ equity, including shares held in treasury		641,886	608,836

Less: 1,903,522 shares as at June 30, 2019 and 1,101,300 shares as at March 31, 2019, held in treasury, at cost	19	(102,677)	(56,417)

Total shareholders’ equity		539,209	552,419

TOTAL LIABILITIES AND EQUITY		$968,358	$785,630

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Three months ended June 30,
	Notes	2019	2018
Revenue	20	$214,553	$199,775
Cost of revenue	21	133,465	132,892

Gross profit		81,088	66,883
Operating expenses:
Selling and marketing expenses	21	12,424	11,109
General and administrative expenses	21	29,961	27,897
Foreign exchange gain, net		(805)	(1,269)
Amortization of intangible assets		3,937	3,878

Operating profit		35,571	25,268
Other income, net	23	(3,662)	(3,339)
Finance expense	22	4,426	840

Profit before income taxes		34,807	27,767
Income tax expense	25	7,198	5,383

Profit after tax		$27,609	$22,384

Earnings per ordinary share	26

Basic		$0.55	$0.44

Diluted		$0.53	$0.42

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands)

	Three months ended June 30,
	2019	2018
Profit after tax	$27,609	$22,384
Other comprehensive income/(loss), net of taxes
Items that will not be reclassified to profit or loss:
Pension adjustment, net of tax	(674)	(603)
Items that will be reclassified subsequently to profit or loss:
Changes in fair value of cash flow hedges:
Current period gain/(loss)	8,599	(2,043)
Net change in time value of option contracts designated as cash flow hedges	1,424	(1,873
Reclassification to profit or loss	(2,267)	(868)
Foreign currency translation loss	(324)	(29,846)
Income tax (expense)/benefit relating to above	(1,481)	1,335

	$5,951	$(33,295)

Total other comprehensive income/(loss), net of taxes	$5,277	$(33,898)

Total comprehensive income	$32,886	$(11,514)

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

					Other components of equity
					Foreign
					currency	Cash flow				Total
	Share capital		Share	Retained	translation	hedging	Pension	Treasury shares		shareholders’
	Number	Par value	premium	earnings	reserve	reserve	adjustments	Number	Amount	equity

Balance as at March 31, 2018	54,834,080	$8,533	$371,764	$364,424	$(117,965)	$(20)	$2,451	4,400,000	$(134,231)	$494,956
Adoption of IFRS 9 (net of tax) (Refer Note 2)	—	—	—	2,777	—	(2,761)	—	—	—	16
Adoption of IFRS 15 (net of tax) (Refer Note 2)	—	—	—	5,511	—	—	—	—	—	5,511
Balance as at April 1, 2018	54,834,080	8,533	371,764	372,712	(117,965)	(2,781)	2,451	4,400,000	(134,231)	500,483
Shares issued for exercised options and restricted share units (“RSUs”)	489,000	66	(66)	—	—	—	—	—	—	—
Purchase of treasury shares (Refer Note 19)	—	—	—	—	—	—	—	450,300	(23,334)	(23,334)
Share-based compensation expense (Refer Note 24)	—	—	7,683	—	—	—	—	—	—	7,683
Excess tax benefits relating to share-based options and RSUs	—	—	785	—	—	—	—	—	—	785

Transactions with owners	489,000	66	8,402	—	—	—	—	450,300	(23,334)	(14,866)

Profit	—	—	—	22,384	—	—	—	—	—	22,384
Other comprehensive income/(loss), net of taxes	—	—	—	—	(29,846)	(3,449)	(603)	—	—	(33,898)

Total comprehensive income/(loss) for the period	—	—	—	22,384	(29,846)	(3,449)	(603)	—	—	(11,514)

Balance as at June 30, 2018	55,323,080	$8,599	$380,166	$395,096	$(147,811)	$(6,230)	$1,848	4,850,300	$(157,565)	$474,103

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

					Other components of equity
					Foreign
					currency	Cash flow				Total
	Share capital		Share	Retained	translation	hedging	Pension	Treasury shares		shareholders’
	Number	Par value	premium	earnings	reserve	reserve	adjustments	Number	Amount	equity

Balance as at March 31, 2019	51,153,220	$8,056	$269,529	$478,145	$(155,195)	$5,954	$2,347	1,101,300	$(56,417)	$552,419
Adoption of IFRS 16 (net of tax) (Refer Note 2)	—	—	—	(8,574)	—	—	—	—	—	(8,574)
Balance as at April 1, 2019	51,153,220	8,056	269,529	469,571	(155,195)	5,954	2,347	1,101,300	(56,417)	543,845
Shares issued for exercised options and restricted share units (“RSUs”)	416,770	106	(106)	—	—	—	—	—	—	—
Purchase of treasury shares (Refer Note 19)	—	—	—	—	—	—	—	802,222	(46,260)	(46,260)
Share-based compensation expense (Refer Note 24)	—	—	8,642	—	—	—	—	—	—	8,642
Excess tax benefits relating to share-based options and RSUs	—	—	96	—	—	—	—	—	—	96

Transactions with owners	416,770	106	8,632	—	—	—	—	802,222	(46,260)	(37,522)

Profit after tax	—	—	—	27,609	—	—	—	—	—	27,609
Other comprehensive income/(loss), net of taxes	—	—	—	—	(324)	6,275	(674)	—	—	5,277

Total comprehensive income/(loss) for the period	—	—	—	27,609	(324)	6,275	(674)	—	—	32,886

Balance as at June 30, 2019	51,569,990	$8,162	$278,161	$497,180	$(155,519)	$12,229	$1,673	1,903,522	$(102,677)	$539,209

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Notes	Three months ended June 30,
		2019	2018
Cash flows from operating activities:
Cash generated from operations		$56,558	$17,884
Income taxes paid		(2,575)	(3,044)
Interest paid		(2,711)	(712)
Interest received		726	529

Net cash provided by operating activities		51,999	14,657

Cash flows from investing activities:
Payment for property and equipment and intangible assets		(10,802)	(9,215)
Investment in fixed deposits		(15,442)	(7,536)
Proceeds from maturity of fixed deposits		7,695	7,079
Proceeds from sale of property and equipment		5	23
Profit on sale of marketable securities		919	308
Dividends received		—	32
Investment in marketable securities (long-term)		—	(78,822)
Marketable securities (short-term) sold/(purchased), net		39,091	68,432

Net cash provided by/(used in) investing activities		21,466	(19,699)

Cash flows from financing activities:
Payment for repurchase of shares		(48,000)	(23,000)
Principal payment for lease liabilities		(6,300)	—
Excess tax benefit from share-based compensation expense		248	360

Net cash used in financing activities		(54,052)	(22,640)

Exchange difference on cash and cash equivalents		930	(6,040)
Net change in cash and cash equivalents		20,343	(33,722)
Cash and cash equivalents at the beginning of the period		85,444	99,829

Cash and cash equivalents at the end of the period		$105,787	$66,107

Non-cash transactions:
Investing activities
(i) Liability towards property and equipment and intangible assets purchased on credit		$6,114	$4,324
(ii) Release of restricted cash, held in escrow	4(d)	1,535	1,535

See accompanying notes.

Reconciliation of liabilities arising from financing activities as at June 30, 2019 and June 30, 2018 is as follows:

	Opening balance April 1, 2019	Cash flows	Non-cash changes Amortization of debt issuance cost	Closing balance June 30, 2019
Long-term debt (including current portion)	$61,391	$—	$70	$61,461

	Opening balance April 1, 2018	Cash flows	Non-cash changes Amortization of debt issuance cost	Closing balance June 30, 2018
Long-term debt (including current portion)	$89,131	$—	$101	$89,232

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	Company overview

WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries (collectively, “the Company”), is a global business process management (“BPM”) company with client service offices in Australia, Dubai (United Arab Emirates), Germany, London (UK), New Jersey (US), New Zealand, Singapore and Switzerland and delivery centers in the People’s Republic of China (“China”), Costa Rica, India, the Philippines, Poland, Romania, Republic of South Africa (“South Africa”), Sri Lanka, Turkey, Spain, the United Kingdom (“UK”) and the United States (“US”). The Company’s clients are primarily in the travel, shipping and logistics services, utilities; retail and consumer products group; banking and financial and consulting and professional services, insurance services, healthcare auto claims and others.

WNS Holdings is incorporated in Jersey, Channel Islands and maintains a registered office in Jersey at 22, Grenville Street, St Helier, Jersey JE4 8PX.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 1, 2019.

2.	Summary of significant accounting policies

Basis of preparation

These condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by the IASB. They do not include all of the information required in the annual financial statements in accordance with IFRS, as issued by the IASB and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2019.

The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2019, except as mentioned below.

Adoption of IFRS 16

Effective April 1, 2019, the Company has adopted IFRS 16, “Leases” (“IFRS 16”). As a result, the Company has changed its accounting policy for accounting of leasing arrangements, which has been detailed below.

The Company applied the “Modified Retrospective Approach” on the date of initial application (April 1, 2019) and made cumulative adjustments to retained earnings. Accordingly, comparatives for the year ended March 31, 2019 have not been retrospectively adjusted. The Company has elected the available practical expedients which allows the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Company has also elected the practical expedient to not separate lease and non-lease components for all of its leases, non-capitalization of short-term leases (leases with a term of twelve months or less) and low value leases (leases for which the underlying asset is of low value).

The most significant effects of this new standard on the Company relate to the recognition of new right of use (“ROU”) assets and lease liabilities on its financial position for various real estate operating leases. Lease liability and ROU assets have been separately presented in the financial position and the payment of principal portion of lease liabilities has been classified as financing cash flows.

The adoption of this standard resulted in the recognition of ROU assets and lease liabilities for operating leases of $179,553 and $194,785, respectively, as at April 1, 2019. The cumulative effect of applying the standard of $8,574 was debited to retained earnings as at April 1, 2019.

The difference between the lease obligation disclosed as at March 31, 2019 under IAS 17 “Leases” disclosed under Note 29 of the Company’s consolidated financial statements included in the Company’s annual report on Form 20-F for the year ended March 31, 2019, and the value of the lease liabilities as at April 1, 2019 is primarily on account of the inclusion of extension and termination options reasonably certain to be exercised, the practical expedient to not separate lease and non-lease components in measuring the lease liability in accordance with IFRS 16 and discounting the lease liabilities to the present value under IFRS 16.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Leases

The Company leases most of its delivery centers and office facilities under operating lease agreements that are renewable on a periodic basis at the option of the lessor and the lessee. The lease agreements contain rent free periods and rent escalation clauses.

The Company assesses whether a contract contains a lease at the inception of the contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset, (2) the group has substantially all of the economic benefits from the use of the asset through the period of the lease, and (3) the group has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a ROU asset and a corresponding lease liability for all lease arrangements under which it is a lessee, except for short-term leases and low value leases. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. For short-term leases and low value leases, the Company recognizes the lease payments as an expense on a straight-line basis over the term of the lease.

The lease arrangements include options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The ROU assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

ROU assets are depreciated from the date of commencement of the lease on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. For leases under which the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the date of commencement of the lease in determining the present value of lease payments. Lease liabilities are remeasured with a corresponding adjustment to the related ROU asset if the Company changes its assessment as to whether it will exercise an extension or a termination option.

Use of estimates and judgments

The Company determines the lease term as the non-cancellable period of a lease including any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to operations, taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

The Company has applied an incremental borrowing rate for the purpose of computing lease liabilities based on the rate prevailing in respective geographies.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

3.	New accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2020 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

i.	In October 2018, the IASB issued amendments to IFRS 3 “Business Combinations” regarding the definition of a “Business.” The amendments:

•

clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;

•	narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;

•	add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;

•	remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and

•	add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The above amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

ii.

In October 2018, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1”) and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors ” (“IAS 8”) which revised the definition of “Material.” Three aspects of the new definition should especially be noted, as described below:

•

Obscuring. The existing definition only focused on omitting or misstating information, however, the Board concluded that obscuring material information with information that can be omitted can have a similar effect. Although the term obscuring is new in the definition, it was already part of IAS 1 (IAS 1.30A);

•

Could reasonably be expected to influence. The existing definition referred to “could influence” which the Board felt might be understood as requiring too much information as almost anything “could influence” the decisions of some users even if the possibility is remote;

•

Primary users. The existing definition referred only to ‘users’ which again the Board feared might be understood too broadly as requiring them to consider all possible users of financial statements when deciding what information to disclose.

The amendments highlight five ways in which material information can be obscured:

•	if the language regarding a material item, transaction or other event is vague or unclear;

•	if information regarding a material item, transaction or other event is scattered in different places in the financial statements;

•	if dissimilar items, transactions or other events are inappropriately aggregated;

•	if similar items, transactions or other events are inappropriately disaggregated; and

•	if material information is hidden by immaterial information to the extent that it becomes unclear what information is material.

The new definition of material and the accompanying explanatory paragraphs are contained in IAS 1. The definition of material in IAS 8 has been replaced with a reference to IAS 1. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4.	Business Combinations

a)	Payment for business transfer (‘HotelBeds’)

On October 30, 2018, the Company entered into an agreement with HotelBeds, a leading provider of travel services in Spain, pursuant to which the Company agreed to acquire certain assets and the related workforce of HotelBeds, effective January 1, 2019 (“Acquisition Date”). The net purchase price of the transaction, which was paid in cash was $233. The excess of purchase price over the assets acquired amounted to $203, which has been recognized as goodwill.

Goodwill is attributable mainly to the benefits expected from the acquired assembled workforce and is not expected to be deductible for tax purposes.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

b)	HealthHelp

On March 15, 2017 (“Acquisition date”), the Company acquired all ownership interests of MTS HealthHelp Inc. and its subsidiaries (“HealthHelp”), which provides benefits management across several specialty healthcare areas, including radiology, cardiology, oncology, sleep care, orthopedics, and pain management, for a total consideration of $68,910, including working capital adjustments of $573 and contingent consideration of $8,545, payable over a period of two years linked to revenue targets and continuation of an identified client contract. The fair value of the contingent consideration liability was estimated using level 3 inputs which included an assumption for discount rate of 2.5%. The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $8,876.

The Company funded the acquisition primarily with a five year secured term loan. The Company is expected to leverage HealthHelp’s capability in care management to address the needs of payor, provider and insurance organizations.

The Company incurred acquisition related costs of $1,809, which were included in “General and administrative expenses” in the consolidated statement of income for the year ended March 31, 2017.

During the year ended March 31, 2018, the Company made a payment of $573 towards working capital adjustments. During the year ended March 31, 2018, contingent consideration of $3,114 was also paid by the Company to the sellers on achievement of the revenue target in relation to the identified client contract related to the first measurement period and an amount of $1,324 was reversed and credited to its consolidated income statement, due to the shortfall in revenue target achievement for the identified client contract, in accordance with the terms of the share purchase agreement.

During the year ended March 31, 2019, contingent consideration of $4,438 was paid by the Company to the sellers on achievement of the revenue target in relation to the identified client contract related to the second measurement period.

The purchase price has been allocated, as set out below, to the assets acquired and liabilities assumed in the business combination.

Amount
Cash	$3,119
Trade receivables	4,910
Unbilled revenue	2,016
Prepayments and other current assets	1,060
Property and equipment	4,612
Intangible assets
- Software	1,274
- Customer contracts	4,537
- Customer relationships	49,584
- Service mark	400
- Covenant not-to-compete	4,693
- Technology	4,852
Non-current assets	161
Term loan	(29,249)
Current liabilities	(2,555)
Non-current liabilities	(1,423)
Deferred tax liability	(18,163)

Net assets acquired	$29,828
Less: Purchase consideration	68,910

Goodwill on acquisition	$39,082

Goodwill of $14,876 arising from this acquisition is expected to be deductible for tax purposes. Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition.

During the year ended March 31, 2018, the Company completed the accounting of the assets acquired and liabilities assumed on acquisition.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

c)	Denali

On January 20, 2017 (“Acquisition Date”), the Company acquired all outstanding shares of Denali Sourcing Services Inc. (“Denali”), a provider of strategic procurement BPM solutions for a purchase consideration of $38,668 (including the contingent consideration of $6,277, dependent on the achievement of revenue targets over a period of three years and deferred consideration of $522 payable in first quarter of fiscal 2018), including adjustments for working capital. The fair value of the contingent consideration liability was estimated using Level 3 inputs which included an assumption for discount rate of 2.5%. The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $6,578. The Company funded the acquisition through a three-year secured term loan.

Denali delivers global sourcing and procurement services to high-technology, retail and Consumer Packaged Goods (“CPG”), banking and financial services, utilities, and healthcare verticals. The acquisition of Denali is expected to add a strategic procurement capability to the Company’s existing Finance and Accounting services and will enable the Company to offer procurement solutions to its clients.

The Company incurred acquisition related costs of $502, which were included in “General and administrative expenses” in the consolidated statement of income for the year ended March 31, 2017.

During the year ended March 31, 2018, the Company made payment of $522 towards deferred consideration and an amount of $968 was reduced from the purchase consideration towards working capital adjustments. During the year ended March 31, 2018, contingent consideration of $2,351 was also paid by the Company to the sellers on achievement of the revenue target related to the first measurement period.

During the year ended March 31, 2019, contingent consideration of $2,484 was paid by the Company to the sellers on achievement of the revenue target related to the second measurement period.

The purchase price has been allocated, as set out below, to the assets acquired and liabilities assumed in the business combination.

Amount
Cash	$1,204
Trade receivables	2,799
Unbilled revenue	1,258
Prepayments and other current assets	95
Property and equipment	53
Deferred tax asset	18
Intangible assets
- Software	3
- Customer contracts	3,025
- Customer relationships	8,000
- Trade name	545
- Covenant not-to-compete	1,718
Non-current assets	27
Current liabilities	(3,781)
Short-term line of credit	(475)
Non-current liabilities	(343)
Deferred tax liability	(5,020)

Net assets acquired	$9,126
Less: Purchase consideration	38,668

Goodwill on acquisition	$29,542

Goodwill arising from this acquisition is not expected to be deductible for tax purposes. Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition.

During the year ended March 31, 2018, the Company completed the accounting of the assets acquired and liabilities assumed on acquisition.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

d)	Value Edge

On June 14, 2016 (“Acquisition Date”), the Company acquired all outstanding equity shares of Value Edge Research Services Private Limited (“Value Edge”) which provides business research and analytics reports and databases across the domains of pharmaceutical, biotech and medical devices, for a total consideration of $18,265 including working capital adjustments of $765 and contingent consideration of $5,112 (held in escrow), subject to compliance with certain conditions, payable over a period of three years. The acquisition is expected to deepen the Company’s domain and specialized analytical capabilities in the growing pharma market, and provide the Company with a technology asset, which is leverageable across clients and industries.

The Company incurred acquisition related costs of $24, which were included in “General and administrative expenses” in the consolidated statement of income for the year ended March 31, 2017.

During the three months ended June 30, 2019, the Company released from escrow an amount of $1,535 towards the third instalment of contingent consideration to the sellers.

During the year ended March 31, 2018, the Company released from escrow an amount of $1,535 towards the first instalment of contingent consideration to the sellers. During the three months ended June 30, 2018, the Company released from escrow an amount of $1,535 towards the second instalment of contingent consideration to the sellers.

During the year ended March 31, 2019, the Company released from escrow an amount of $1,535 towards the second instalment of contingent consideration to the sellers.

The purchase price has been allocated, as set out below, to the assets acquired and liabilities assumed in the business combination.

Amount
Cash	$432
Trade receivables	370
Unbilled revenue	706
Investments	87
Prepayments and other current assets	99
Property and equipment	78
Deferred tax asset	49
Intangible assets
- Software	10
- Customer contracts	701
- Customer relationships	1,894
- Trade name	104
- Covenant not-to-compete	2,655
- Technology	1,238
Non-current assets	74
Current liabilities	(1,236)
Non-current liabilities	(126)
Deferred tax liability	(2,281)

Net assets acquired	$4,854
Less: Purchase consideration	18,265

Goodwill on acquisition	$13,411

Goodwill arising from this acquisition is not expected to be deductible for tax purposes (Refer Note 25). Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

5.	Cash and cash equivalents

The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash and cash equivalents consist of the following:

	As at
	June 30, 2019	March 31, 2019
Cash and bank balances	$65,435	$43,933
Short-term deposits with banks*	40,352	41,511

Total	$105,787	$85,444

*	Short-term deposits can be withdrawn by the Company at any time without prior notice and are readily convertible into known amounts of cash with an insignificant risk of changes in value.

6.	Investments

Investments consist of the following:

	As at
	June 30, 2019	March 31, 2019
Investments in marketable securities and mutual funds	$96,645	$134,493
Investment in fixed deposits	24,096	15,907

Total	$120,741	$150,400

	As at
	June 30, 2019	March 31, 2019
Current investments	$36,631	$67,913
Non-current investment	84,110	82,487

Total	$120,741	$150,400

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

7.	Trade receivables and unbilled revenue, net

Trade receivables and unbilled revenue consist of the following:

	As at
	June 30, 2019	March 31, 2019
Trade receivables and unbilled revenue*	$138,106	$141,806
Less: Allowances for expected credit loss (“ECL”)	(1,195)	(1,182)

Total	$136,911	$140,624

*	As at June 30, 2019 and March 31, 2019, unbilled revenue includes contract assets amounting to $1,360 and $1,457, respectively.

The movement in the ECL is as follows:

	Three months ended June 30,
	2019	2018
Balance at the beginning of the period	$1,182	$564
Impact of adoption of IFRS 9	—	(74)

Balance at the beginning of the period	1,182	490
Charged to profit or loss	269	79
Write-offs, net of collections	(22)	(245)
Reversals	(206)	(7)
Translation adjustment	(28)	13

Balance at the end of the period	$1,195	$330

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8.	Prepayment and other assets

Prepayment and other assets consist of the following:

	As at
	June 30, 2019	March 31, 2019
Current:
Service tax and other tax receivables	$4,277	$1,117
Employee receivables	1,164	1,052
Advances to suppliers	2,797	2,073
Prepaid expenses	7,665	7,456
Restricted cash, held in escrow (Refer Note 4 (d))	—	1,535
Other assets	5,815	3,550

Total	$21,718	$16,783

Non-current:
Deposits	$8,982	$9,205
Income tax assets	8,716	9,916
Service tax and other tax receivables	21,311	22,246
Other assets	1,129	2,872

Total	$40,138	$44,239

9.	Goodwill

A summary of the carrying value of goodwill is as follows:

	As at
	June 30,	March 31,
	2019	2019
Gross carrying amount	$152,869	$153,453
Accumulated impairment of goodwill	(22,035)	(22,642)

Total	$130,834	$130,811

The movement in goodwill balance by reportable segment as at June 30, 2019 and March 31, 2019 is as follows:

Gross carrying amount

	WNS Global BPM	WNS Auto Claims BPM	Total
Balance as at April 1, 2018	$130,553	$28,947	$159,500
Goodwill initially arising on acquisitions	203	—	203
Foreign currency translation adjustment	(4,260)	(1,990)	(6,250)

Balance as at March 31, 2019	$126,496	$26,957	$153,453

Foreign currency translation adjustment	139	(723)	(584)

Balance as at June 30, 2019	$126,635	$26,234	$152,869

Accumulated impairment losses

	WNS	WNS Auto
	Global BPM	Claims BPM	Total
Balance as at April 1, 2018	$—	$24,314	$24,314
Foreign currency translation adjustment	—	(1,672)	(1,672)

Balance as at March 31, 2019	$—	$22,642	$22,642
Foreign currency translation adjustment	—	(607)	(607)

Balance as at June 30, 2019	$—	$22,035	$22,035

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10.	Intangible assets

The changes in the carrying value of intangible assets for the year ended March 31, 2019 are as follows:

Gross carrying value	Customer contracts	Customer relationships	Intellectual Property and other rights	Trade names	Technology	Leasehold benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2018	$167,094	$122,862	$4,581	$653	$6,125	$1,835	$9,461	400	$33,849	$346,860
Additions	—	—	—	—	—	—	—	—	7,556	7,556
Translation adjustments	(5,146)	(1,225)	(298)	(6)	(73)	—	(172)	—	(1,742)	(8,662)

Balance as at March 31, 2019	$161,948	$121,637	$4,283	$647	$6,052	$1,835	$9,289	$400	$39,663	$345,754

Accumulated amortization
Balance as at April 1, 2018	$160,639	$66,748	$4,405	$315	$958	$1,835	$3,286	$—	$19,022	$257,208
Amortization	2,675	3,671	125	192	776	—	2,240	—	6,104	15,783
Translation adjustments	(4,940)	(1,031)	(298)	(6)	(17)	—	(79)	—	(1,054)	(7,425)

Balance as at March 31, 2019	$158,374	$69,388	$4,232	$501	$1,717	$1,835	$5,447	$—	$24,072	$265,566

Net carrying value as at March 31, 2019	$3,574	$52,249	$51	$146	$4,335	$—	$3,842	$400	$15,591	$80,188

The changes in the carrying value of intangible assets for the three months ended June 30, 2019 are as follows:

Gross carrying value	Customer contracts	Customer relationships	Intellectual Property and other rights	Trade names	Technology	Leasehold benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2019	$161,948	$121,637	$4,283	$647	$6,052	$1,835	$9,289	$400	$39,663	$345,754
Additions	—	—	—	—	—	—	—	—	2,184	2,184
Translation adjustments	234	(136)	(108)		2	—	(1)	—	(19)	(28)

Balance as at June 30, 2019	$162,182	$121,501	$4,175	$647	$6,054	$1,835	$9,288	$400	$41,828	$347,910

Accumulated amortization
Balance as at April 1, 2019	$158,374	$69,388	$4,232	$501	$1,717	$1,835	$5,447	$—	$24,072	$265,566
Amortization	663	916	31	45	194	—	561	—	1,527	3,937
Translation adjustments	220	(149)	(108)	1	2	—	(2)	—	1	(35)

Balance as at June 30, 2019	$159,257	$70,155	$4,155	$547	$1,913	$1,835	$6,006	$—	$25,600	$269,468

Net carrying value as at June 30, 2019	$2,925	$51,346	$20	$100	$4,141	$—	$3,282	$400	$16,228	$78,442

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11.	Property and equipment

The changes in the carrying value of property and equipment for the year ended March 31, 2019 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2018	$10,223	$73,083	$77,387	$656	$69,166	$230,515
Additions	—	7,361	7,487	328	8,097	23,273
On acquisition (Refer Note 4(a))	—	30	—	—	—	30
Disposals/retirements	—	(2,812)	(2,856)	(158)	(1,275)	(7,101)
Translation adjustments	(260)	(4,572)	(4,739)	(45)	(4,287)	(13,903)

Balance as at March 31, 2019	$9,963	$73,090	$77,279	$781	$71,701	$232,814

Accumulated depreciation
Balance as at April 1, 2018	$4,710	$64,730	$56,892	$497	$45,446	$172,275
Depreciation	496	5,437	7,227	150	7,024	20,334
Disposals/retirements	—	(2,775)	(2,816)	(146)	(1,169)	(6,906)
Translation adjustments	(117)	(4,139)	(3,465)	(35)	(2,816)	(10,572)

Balance as at March 31, 2019	$5,089	$63,253	$57,838	$466	$48,485	$175,131

Capital work-in-progress						3,315

Net carrying value as at March 31, 2019						$60,998

The changes in the carrying value of property and equipment for the three months ended June 30, 2019 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2019	$9,963	$73,090	$77,279	$781	$71,701	$232,814
Additions	—	1,019	2,109	206	1,393	4,727
On adoption of IFRS 16	—	—	—	—	(1,666)	(1,666)
Disposals/retirements	—	(219)	(86)	—	(10)	(315)
Translation adjustments	9	(43)	590	6	721	1,283

Balance as at June 30, 2019	$9,972	$73,847	$79,892	$993	$72,139	$236,843

Accumulated depreciation
Balance as at April 1, 2019	$5,089	$63,253	$57,838	$466	$48,485	$175,131
Depreciation	124	1,354	1,844	48	1,659	5,029
On adoption of IFRS 16	—	—	—	—	(922)	(922)
Disposals/retirements	—	(203)	(42)	—	(5)	(250)
Translation adjustments	5	(94)	360	3	360	634

Balance as at June 30, 2019	$5,218	$64,310	$60,000	$517	$49,577	$179,622

Capital work-in-progress						6,172

Net carrying value as at June 30, 2019						$63,393

Certain property and equipment are pledged as collateral against borrowings with a carrying amount of $82 and $111 as at June 30, 2019 and March 31, 2019, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12.	Leases

The following are the changes in the carrying value of ROU assets for the three months ended June 30, 2019:

Gross carrying value	Premises	Computers	Equipment	Motor vehicles	Total
Balance as at April 1, 2019	$—	$—	$—	$—	$—
On adoption of IFRS 16	178,958	39	34	522	179,553
Additions	5,896	—	—	—	5,896
Disposals/retirements	(17)	—	—	—	(17)
Translation adjustments	1,914	—	—	3	1,917

Balance as at June 30, 2019	$186,751	$39	$34	$525	$187,349

Accumulated depreciation
Balance as at April 1, 2019	$—	$—	$—	$—	$—
Depreciation	6,459	4	3	74	6,540
Disposals/retirements	—	—	—	—	—
Translation adjustments	63	—	—	1	64

Balance as at June 30, 2019	$6,522	$4	$3	$75	$6,604

Net carrying value as at June 30, 2019					$180,745

The weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2019 is 8.35%.

The following is the movement in lease liabilities during the three months ended June 30, 2019:

Lease liabilities	Amount
Balance as at April 1, 2019	$—
On adoption of IFRS 16	194,785
Additions	5,389
Finance expense	3,796
Payment of lease liabilities	(8,521)
Translation adjustments	1,952

Balance as at June 30, 2019	$197,401

Rental expense charged for short-term leases and low value leases was $239 and $17, respectively, for the three months ended June 30, 2019.

The table below provides details regarding the contractual maturities of lease liabilities as at June 30, 2019, on an undiscounted basis:

Tenure	Amount
Less than 1 year	$36,433
1-3 years	68,458
3-5 years	61,248
More than 5 years	114,738

Total	$280,877

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13.	Loans and borrowings

Long-term debt

The long-term loans and borrowings consist of the following:

			As at
		Final maturity
Currency	Interest rate	(fiscal year)	June 30, 2019	March 31, 2019
US dollars	3M USD Libor+1.27%	2020	11,400	11,400
US dollars	3M USD Libor+0.95%	2022	50,400	50,400
Total			61,800	61,800

Less: Debt issuance cost			(339)	(409)

Total			61,461	61,391

Current portion of long-term debt			$28,002	$27,969
Long-term debt			$33,459	$33,422

The Company has entered into a floating to fixed interest rate swap in relation to these debts.

In January 2017, WNS North America Inc. obtained from BNP Paribas, Hong Kong, a three-year term loan facility of $34,000 at an interest rate equal to three-month US dollar LIBOR plus a margin of 1.27% per annum to finance the acquisition of Denali. WNS North America Inc. has pledged its shares of Denali as security for the loan. In connection with the term loan, the Company has entered into an interest rate swap with a bank to swap the variable portion of the interest based on three-month US dollar LIBOR to a fixed rate of 1.5610%. The facility agreement for the term loan contains certain financial covenants as defined in the facility agreement. This term loan is repayable in six semi-annual installments. The first five repayment installments are $5,650 each and the sixth and final repayment installment is $5,750. On July 20, 2017, January 22, 2018, July 20, 2018, January 22, 2019 and July 22 2019, the Company made scheduled repayments of $5,650 each. As at June 30, 2019, the Company has complied with the financial covenants in all material respects in relation to this loan facility.

In March 2017, WNS (Mauritius) Limited obtained from HSBC Bank (Mauritius) Ltd. and Standard Chartered Bank, UK a five-year term loan facility of $84,000 at an interest rate equal to three-month US dollar LIBOR plus a margin of 0.95% per annum to finance the acquisition of HealthHelp. The Company has pledged its shares of WNS (Mauritius) Limited as security for the loan. In connection with the term loan, the Company has entered into interest rate swaps with banks to swap the variable portion of the interest based on three month US dollar LIBOR to a fixed rate of 1.96%. The facility agreement for the term loan contains certain financial covenants as defined in the facility agreement. This term loan is repayable in ten semi-annual installments of $8,400 each. On September 14, 2017, March 14, 2018, September 14, 2018, and March 14, 2019 the Company made scheduled repayments of $8,400 each. As at June 30, 2019, the Company has complied with the financial covenants in all material respects in relation to this loan facility.

The Company has pledged trade receivables, other financial assets and property and equipment with an aggregate amount of $117,925 and $125,317 as of June 30, 2019 and March 31, 2019, respectively, as collateral for the above borrowings.

Short-term lines of credit

The Company’s Indian subsidiary, WNS Global Services Private Limited (“WNS Global”), has unsecured lines of credit with banks amounting to $60,059 (based on the exchange rate on June 30, 2019). The Company has also established a line of credit in the UK amounting to $12,543 (based on the exchange rate on June 30, 2019). Further the Company has also established a line of credit in South Africa amounting to $2,131 (based on the exchange rate on June 30, 2019).

As at June 30, 2019, no amounts were drawn under these lines of credit.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by class as at June 30, 2019 are as follows:

	Financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Total carrying value	Total fair value
Cash and cash equivalents	$105,787	$—	$—	$105,787	$105,787
Investment in fixed deposits	24,096	—	—	24,096	24,096
Investments in marketable securities and mutual funds	—	96,645	—	96,645	96,645
Trade receivables	74,252	—	—	74,252	74,252
Unbilled revenue (1)	61,299	—	—	61,299	61,299
Funds held for clients	9,050	—	—	9,050	9,050
Prepayments and other assets (2)	6,211	—	—	6,211	6,211
Other non-current assets (3)	9,032	—	—	9,032	9,032
Derivative assets	—	1,436	23,681	25,117	25,117

Total carrying value	$289,727	$98,081	$23,681	$411,489	$411,489

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at FVOCI	Total carrying value	Total fair value
Trade payables	$22,537	$—	$—	$22,537	$22,537
Long-term debt (includes current portion)(4)	61,800	—	—	61,800	61,800
Other employee obligations (5)	42,521	—	—	42,521	42,521
Provision and accrued expenses	32,678	—	—	32,678	32,678
Lease liabilities	197,401	—	—	197,401	197,401
Other liabilities (6)	1,376	1,688	—	3,064	3,064
Derivative liabilities	—	1,804	1,345	3,149	3,149

Total carrying value	$358,313	$3,492	$1,345	$363,150	$363,150

Notes:

(1)	Excluding non-financial assets of $1,360.
(2)	Excluding non-financial assets of $15,507.
(3)	Excluding non-financial assets of $31,106.
(4)	Excluding non-financial asset (unamortized debt issuance cost) of $339.
(5)	Excluding non-financial liabilities of $21,540.
(6)	Excluding non-financial liabilities of $10,682.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The carrying value and fair value of financial instruments by class as at March 31, 2019 are as follows:

Financial assets

	Financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Total carrying value	Total fair value
Cash and cash equivalents	$85,444	$—	$—	$85,444	$85,444
Investment in fixed deposits	15,907	—	—	15,907	15,907
Investments in marketable securities and mutual funds	—	134,493	—	134,493	134,493
Trade receivables	73,872	—	—	73,872	73,872
Unbilled revenue (1)	65,295	—	—	65,295	65,295
Funds held for clients	7,063	—	—	7,063	7,063
Prepayments and other assets (2)	5,375	—	—	5,375	5,375
Other non-current assets (3)	9,308	—	—	9,308	9,308
Derivative assets	—	2,077	17,004	19,081	19,081

Total carrying value	$262,264	$136,570	$17,004	$415,838	$415,838

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at FVOCI	Total carrying value	Total fair value
Trade payables	$17,831	$—	$—	$17,831	$17,831
Long-term debt (includes current portion) (4)	61,800	—	—	61,800	61,800
Other employee obligations (5)	63,129	—	—	63,129	63,129
Provision and accrued expenses	27,619	—	—	27,619	27,619
Other liabilities (6)	2,288	3,197	—	5,485	5,485
Derivative liabilities	—	307	2,096	2,403	2,403

Total carrying value	$172,667	$3,504	$2,096	$178,267	$178,267

Notes:

(1)	Excluding non-financial assets of $1,457.
(2)	Excluding non-financial assets of $11,408.
(3)	Excluding non-financial assets of $34,931.
(4)	Excluding non-financial asset (unamortized debt issuance cost) of $409.
(5)	Excluding non-financial liabilities of $16,240.
(6)	Excluding non-financial liabilities of $13,768.

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at June 30, 2019 are as follows:

	Gross amounts of	Gross amounts of recognized financial liabilities offset in the	Net amounts of financial assets presented in	Related amount not set off in financial instruments
Description of types of financial assets	recognized financial assets	statement of financial position	the statement of financial position	Financial instruments	Cash collateral received	Net Amount

Derivative assets	$25,117	$—	$25,117	$(1,451)	$—	$23,666

Total	$25,117	$—	$25,117	$(1,451)	$—	$23,666

	Gross amounts of	Gross amounts of recognized financial assets offset in the	Net amounts of financial liabilities presented in	Related amount not set off in financial instruments
Description of types of financial liabilities	recognized financial liabilities	statement of financial position	the statement of financial position	Financial Instruments	Cash collateral pledged	Net Amount

Derivative liabilities	$3,149	$—	$3,149	$(1,451)	$—	$1,698

Total	$3,149	$—	$3,149	$(1,451)	$—	$1,698

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at March 31, 2019 are as follows:

	Gross amounts of	Gross amounts of recognized financial liabilities offset in the	Net amounts of financial assets presented in	Related amount not set off in financial instruments
Description of types of financial assets	recognized financial assets	statement of financial position	the statement of financial position	Financial instruments	Cash collateral received	Net Amount

Derivative assets	$19,081	$—	$19,081	$(2,045)	$—	$17,036

Total	$19,081	$—	$19,081	$(2,045)	$—	$17,036

	Gross amounts of	Gross amounts of recognized financial assets offset in the	Net amounts of financial liabilities presented in	Related amount not set off in financial instruments
Description of types of financial liabilities	recognized financial liabilities	statement of financial position	the statement of financial position	Financial Instruments	Cash collateral pledged	Net Amount

Derivative liabilities	$2,403	$—	$2,403	$(2,045)	$—	$358

Total	$2,403	$—	$2,403	$(2,045)	$—	$358

Fair value hierarchy

The following is the hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — other techniques for which all inputs have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3 — techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at June 30, 2019 are as follows:

		Fair value measurement at reporting date using
Description	June 30, 2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$1,436	$—	$1,436	$—
Investments in marketable securities and mutual funds	96,645	96,190	455	—
Financial assets at FVOCI				—
Foreign exchange contracts	23,603	—	23,603	—
Interest rate swaps	78	—	78	—

Total assets	$121,762	$96,190	$25,572	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$1,804	$—	$1,804	$—
Contingent consideration	1,688	—	—	1,688
Financial liabilities at FVOCI
Foreign exchange contracts	1,228	—	1,228	—
Interest rate swaps	117	—	117	—

Total liabilities	$4,837	$—	$3,149	$1,688

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2019 are as follows:

		Fair value measurement at reporting date using
Description	March 31, 2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$2,077	$—	$2,077	$—
Investments in marketable securities and mutual funds	134,493	134,047	446	—
Financial assets at FVOCI
Foreign exchange contracts	16,611	—	16,611	—
Interest rate swaps	392	—	392	—

Total assets	$153,573	$134,047	$19,526	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$308	$—	$308	$—
Contingent consideration	3,197	—	—	3,197
Financial liabilities at FVOCI
Foreign exchange contracts	2,095	—	2,095	—

Total liabilities	$5,600	$—	$2,403	$3,197

Description of significant unobservable inputs to Level 3 valuation

The fair value of the contingent consideration liability was estimated using a probability weighted method and achievement of revenue target with a discount rate of 2.5%. One percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact on its value.

The fair value is estimated using discounted cash flow approach which involves assumptions and judgments regarding risk characteristics of the instruments, discount rates, future cash flows and foreign exchange spot, forward premium rates and market rates of interest.

During the three months ended June 30, 2019 and the year ended March 31, 2019, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

Derivative financial instruments

The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. Forward and option contracts up to 24 months on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies and monetary assets and liabilities held in non-functional currencies. Interest rate swaps are entered to manage interest rate risk associated with the Company’s floating rate borrowings. The Company’s primary exchange rate exposure is with the US dollar and pound sterling against the Indian rupee. For derivative instruments which qualify for cash flow hedge accounting, the Company records the effective portion of gain or loss from changes in the fair value of the derivative instruments in other comprehensive income/(loss), which is reclassified into earnings in the same period during which the hedged item affects earnings. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes the Company to risk; and it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. Determining the high degree of correlation between the change in fair value of the hedged item and the derivative instruments involves significant judgment including the probability of the occurrence of the forecasted transaction. When it is highly probable that a forecasted transaction will not occur, the Company discontinues the hedge accounting and recognizes immediately in the consolidated statement of income, the gains and losses attributable to such derivative instrument that were accumulated in other comprehensive income (loss).

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The following table presents the notional values of outstanding foreign exchange forward contracts, foreign exchange option contracts and interest rate swap contracts:

	As at
	June 30, 2019	March 31, 2019
Forward contracts (Sell)
In US dollars	$241,208	$230,292
In UK pound sterling	131,432	134,077
In Euro	36,674	34,251
In Australian dollars	42,538	43,271
Others	9,740	2,866

	$461,592	$444,757

Option contracts (Sell)
In US dollars	$142,944	$134,060
In UK pound sterling	115,229	122,377
In Euro	33,423	32,226
In Australian dollars	44,907	42,106
Others	—	—

	$336,503	$275,268

Interest rate swap contracts
In US dollars	61,800	89,900

The amount of gain/ (loss) reclassified from other comprehensive income into consolidated statement of income in respective line items for the three months ended June 30, 2019 and 2018 are as follows:

	Three months ended June 30,
	2019	2018
Revenue	$2,160	$801
Foreign exchange gain, net	—	(2)
Finance expense	107	69
Income tax related to amounts reclassified into consolidated statement of income	(417)	(500)

Total	$1,850	$368

As at June 30, 2019, a gain amounting to $12,308 on account of cash flow hedges in relation to forward and option contracts entered is expected to be reclassified from other comprehensive income into consolidated statement of income over a period of 24 months and a loss amounting to $79 on account of cash flow hedges in relation to interest rate swaps is expected to be reclassified from other comprehensive income into the consolidated statement of income over a period of 33 months.

Due to the discontinuation of cash flow hedge accounting on account of non-occurrence of original forecasted transactions by the end of the originally specified time period, the Company recognized in the consolidated statement of income for the three months ended June 30, 2019 and 2018 Nil loss and a loss of $2, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15.	Pension and other employee obligations

Pension and other employee obligations consist of the following:

	As at
	June 30, 2019	March 31, 2019
Current:
Salaries and bonus	$41,624	$62,320
Pension	1,022	854
Withholding taxes on salary and statutory payables	8,913	4,947

Total	$51,559	$68,121

Non-current:
Pension and other obligations	$12,502	$11,248

Total	$12,502	$11,248

16.	Provisions and accrued expenses

Provisions and accrued expenses consist of the following:

	As at
	June 30, 2019	March 31, 2019
Accrued expenses	32,678	27,619

Total	$32,678	$27,619

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

17.	Contract liabilities

Contract liabilities consists of the following:

	As at
	June 30, 2019	March 31, 2019
Current:
Payments in advance of services	$4,128	$2,229
Advance billings	5,588	3,092
Others	309	106

Total	$10,025	$5,427

	As at
	June 30, 2019	March 31, 2019
Non-current:
Payments in advance of services	$5,706	$4,950
Advance billings	1,924	1,642
Others	17	17

Total	$7,647	$6,609

18.	Other liabilities

Other liabilities consist of the following:

	As at
	June 30, 2019	March 31, 2019
Current:
Withholding taxes and value added tax payables	$10,147	$4,741
Contingent consideration (Refer note 4(b), 4(c) and 4(d))	1,688	3,197
Deferred rent (Refer note 2)	2	649
Other liabilities	1,692	1,707

Total	$13,529	$10,294

Non-current:
Deferred rent (Refer note 2)	$—	$7,780
Other liabilities	217	1,179

Total	$217	$8,959

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

19.	Share capital

As at June 30, 2019, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 49,666,468 ordinary shares (excluding 1,903,522 treasury shares) outstanding as at June 30, 2019. There were no preferred shares outstanding as at June 30, 2019.

As at March 31, 2019, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 50,051,920 ordinary shares (excluding 1,101,300 treasury shares) outstanding as at March 31, 2019. There were no preferred shares outstanding as at March 31, 2019.

Treasury shares

In March 2018, the shareholders of the Company authorized the repurchase of up to 3,300,000 of the Company’s ADSs, at a price range of $10 to $100 per ADS. Pursuant to the terms of the repurchase program, the Company’s ADSs may be purchased in the open market from time to time for 36 months from March 30, 2018, the date of the shareholders’ approval. The Company is not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at the Company’s discretion. The Company intends to fund the repurchase with cash on hand.

During the year ended March 31, 2019, the Company purchased 1,101,300 ADSs in the open market for a total consideration of $56,362 (including transaction costs of $11) under the above mentioned share repurchase program. The Company also paid $55 towards cancellation fees for ADSs in relation to share repurchase of 1,100,000 ADSs.

During the three months ended June 30, 2019, the Company purchased 802,222 ADSs in the open market for a total consideration of $46,260 (including transaction costs of $8) under the above mentioned share repurchase program.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

20.	Revenue

Disaggregation of revenue

In the following tables, revenue is disaggregated by service type, major industries serviced, contract type and geography.

Revenue by service type

	Three months ended June 30,
	2019	2018
Industry-specific	$84,773	$74,042
Finance and accounting	50,102	40,813
Customer interaction services	46,968	48,517
Research and analytics	23,210	23,106
Auto claims	6,136	9,116
Others	3,364	4,181

Total	$214,553	$199,775

Revenue by industry

	Three months ended June 30,
	2019	2018
Insurance*	$52,681	$53,706
Travel and leisure	40,131	36,226
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	38,090	33,993
Healthcare	34,983	29,188
Utilities	14,196	14,708
Shipping and logistics	13,019	12,146
Consulting and professional services	11,461	11,024
Banking and financial services	9,992	8,784

Total	$214,553	$199,775

*	Includes revenue disclosed under the Auto Claims BPM segment in Note 28.

Revenue by contract type

	Three months ended June 30,
	2019	2018
Full-time-equivalent	$142,671	$127,867
Transaction*	32,503	35,833
Subscription	19,371	15,694
Fixed price	10,191	10,206
Others	9,817	10,175

Total	$214,553	$199,775

*	Includes revenue disclosed under the Auto Claims BPM segment in Note 28.

Revenue by geography

Refer Note 28 — Operating segments — External revenue.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

21.	Expenses by nature

Expenses by nature consist of the following:

	Three months ended June 30,
	2019	2018
Employee cost	$127,314	$117,810
Repair payments	2,975	3,741
Facilities cost	14,721	23,249
Depreciation	11,570	5,050
Legal and professional expenses	4,758	5,349
Travel expenses	5,579	5,625
Others	8,933	11,074

Total cost of revenue, selling and marketing and general and administrative expenses	$175,850	$171,898

22.	Finance expense

Finance expense consists of the following:

	Three months ended June 30,
	2019	2018
Interest expense on lease liability	$3,796	$—
Interest expense	668	808
(Gain)/loss on interest rate swaps	(107)	(69)
Debt issue cost	69	101

Total	$4,426	$840

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

23.	Other income, net

Other income, net consists of the following:

	Three months ended June 30,
	2019	2018
Interest income	$778	$651
Dividend income	—	32
Net gain arising on financial assets designated as FVTPL	2,193	2,048
Others, net	691	608

Total	$3,662	$3,339

24.	Share-based payments

The Company has three share-based incentive plans: the 2002 Stock Incentive Plan adopted on July 1, 2002 (which has expired), the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009, September 2011 and September 2013 (which has expired), and the 2016 Incentive Award Plan effective from September 27, 2016, as amended and restated in September 2018 (the “2016 Incentive Award Plan”) (collectively referred to as the “Plans”). All the Plans are equity settled. Under the Plans, share-based options and RSUs may be granted to eligible participants. Options are generally granted for a term of ten years. Options and RSUs have a graded vesting period of up to four years. The Company settles employee share-based options and RSU exercises with newly issued ordinary shares. As at June 30, 2019, the Company had 2,496,325 ordinary shares available for future grants under the 2016 Incentive Award Plan.

Share-based compensation expense during the three months ended June 30, 2019 and 2018 is as follows:

	Three months ended June 30,
	2019	2018
Share-based compensation expense recorded in
Cost of revenue	$1,163	$1,020
Selling and marketing expenses	1,125	717
General and administrative expenses	6,354	5,946

Total share-based compensation expense	$8,642	$7,683

Upon exercise of share-based options and RSUs, the Company issued 416,770 and 489,000 shares, respectively, for the three months ended June 30, 2019 and 2018, respectively.

BBBEE program in South Africa

The Company’s South African subsidiary has issued share appreciation rights to certain employees to be settled with the Company’s shares. As part of the settlement, the Company granted 14,250 and 32,050 RSUs during the years ended March 31, 2019 and 2018, which shall vest on the third and fourth anniversaries, respectively, from the grant date, subject to such grantee’s continued employment with the Company through the applicable vesting date. The grant date fair value was estimated using a binomial lattice model.

The total stock compensation expense in relation to these RSUs was $3,040 to be amortized over the vesting period of four years. The stock compensation expense charged during the three months ended June 30, 2019 and 2018 was $190 and $190, respectively.

RSUs related to Total Shareholder’s Return (“TSR”)

During the three months ended June 30, 2019, the Company issued 179,878 RSUs (three months ended June 30, 2018: 166,760 RSUs) to certain employees, the conditions for the vesting of which are linked to the TSR of the Company in addition to the condition of continued employment with the Company through the applicable vesting period.

The performance condition of these RSUs shall be assessed based on the TSR of the custom peer group (based on percentile rank) and the industry index (based on outperformance rank). The RSUs granted with the TSR condition shall vest on the third anniversary of the grant date, subject to the participant’s continued employment with the Company through the applicable vesting date and achievement of the specified conditions of stock performance and total shareholder return parameters.

The fair value of these RSUs is determined using Monte-Carlo simulation. The grant date fair value was determined at $63.10 for the RSUs issued during the three months ended June 30, 2019 ($57.20 for the RSUs issued during the three months ended June 30, 2018).

The total stock compensation expense charged during the three months ended June 30, 2019 was $1,073 (three months ended June 30, 2018: $646) in relation to these RSUs. As at June 30, 2019, there was $9,539 of unrecognized compensation costs in relation to these RSUs.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

25.	Income taxes

The domestic and foreign source component of profit/ (loss) before income taxes is as follows:

	Three months ended June 30,
	2019	2018
Domestic	$(546)	$(896)
Foreign	35,353	28,663

Profit before income taxes	$34,807	$27,767

The Company’s income tax expense consists of the following:

	Three months ended June 30,
	2019	2018
Current taxes
Domestic taxes	$—	$—
Foreign taxes	7,196	5,184

	$7,196	$5,184

Deferred taxes
Domestic taxes	—	—
Foreign taxes	2	199

	2	199

Income tax expense	$7,198	$5,383

Domestic taxes are Nil as there are no statutory taxes applicable in Jersey, Channel Islands. Foreign taxes are based on applicable tax rates in each subsidiary’s jurisdiction.

Income tax expense/(benefit) has been allocated as follows:

	Three months ended June 30,
	2019	2018
Income taxes on profit	$7,198	$5,383
Income taxes on other comprehensive income/(loss):
Unrealized gain on cash flow hedging derivatives	1,481	(1,335)
Pension liability	(190)	—
Income taxes recognized in equity:
Excess tax deductions related to share-based options and RSUs	152	(193)

Total income taxes	$8,641	$3,855

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

From fiscal 2012 until the three months ended June 30, 2019, the Company started operations in various delivery centers in Mumbai, Pune, Chennai, Gurgaon, Noida, India registered under the Special Economic Zone (“SEZ”) scheme. Some of these operations are eligible for a 100% income tax exemption for a period of five years from the date of commencement of operations expiring between fiscal 2022 and fiscal 2024. Following the expiry of the 100% income tax exemption, these operations are eligible for a 50% income tax exemption expiring between fiscal 2026 and fiscal 2034. The Company’s operations in Costa Rica are eligible for a 50% income tax exemption from fiscal 2018 to fiscal 2021. Between fiscal 2016 and fiscal 2019, the Company commenced operations in delivery centers in the Philippines that are eligible for various tax exemption benefits expiring between fiscal 2020 and fiscal 2023. Following the expiry of the tax benefits, income generated by our Philippines subsidiary, WNS Global Services Philippines Inc., will be taxed at the prevailing special tax rate, which is currently 5.0% on gross profit. Our operations in Sri Lanka were eligible to claim income tax exemption with respect to the profits earned from export revenue until fiscal 2018 and have been taxed at 14% on a net basis with effect from April 1, 2018.

From time to time, the Company receives orders of assessment from the Indian tax authorities assessing additional taxable income on the Company and/or its subsidiaries in connection with their review of their tax returns. The Company currently has orders of assessment outstanding for various years through fiscal 2015, which assess additional taxable income that could in the aggregate give rise to an estimated $31,857 in additional taxes, including interest of $10,948. These orders of assessment allege that the transfer prices the Company applied to certain of the international transactions between WNS Global and its other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by the Company, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. The Company has appealed against these orders of assessment before higher appellate authorities.

In addition, the Company has orders of assessment pertaining to similar issues that have been decided in favor of the Company by appellate authorities, vacating the tax demands of $55,242 in additional taxes, including interest of $18,449. The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus, the provision would be the aggregate liability in connection with all uncertain tax positions. As of June 30, 2019, the Company has provided a tax reserve of $11,681 primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.

As at June 30, 2019, corporate tax returns for years ended March 31, 2016 and onwards remain subject to examination by tax authorities in India.

Based on the facts of these cases, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in favor of the Company in respect of assessment orders for earlier fiscal years and after consultation with the Company’s external tax advisors, the Company believes these orders are unlikely to be sustained at the higher appellate authorities. The Company has deposited $12,669 of the disputed amounts with the tax authorities and may be required to deposit the remaining portion of the disputed amounts with the tax authorities pending final resolution of the respective matters.

Others

On March 21, 2009, the Company received an assessment order from the Indian service tax authority, demanding payment of $5,044 of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by the Company to clients based abroad as the export proceeds are repatriated outside India by the Company. In response to the appeal filed by the Company with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to lower tax authorities to be adjudicated afresh. After consultation with Indian tax advisors, the Company believes this order of assessment is more likely than not to be upheld in favor of the Company. The Company intends to continue to vigorously dispute the assessment.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

26.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30,
	2019	2018
Numerator:
Profit	$27,609	$22,384
Denominator:
Basic weighted average ordinary shares outstanding	50,019,968	50,518,936
Dilutive impact of equivalent stock options and RSUs	2,057,035	2,172,209
Diluted weighted average ordinary shares outstanding	52,077,003	52,691,145

The computation of earnings per ordinary share was determined by dividing profit by the weighted average ordinary shares outstanding during the respective periods.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

27.	Subsidiaries

The following is a list of the Company’s subsidiaries as at June 30, 2019:

Direct subsidiaries	Step subsidiaries	Place of incorporation
WNS Global Services Netherlands Cooperatief U.A.		The Netherlands
	WNS Global Services Philippines Inc.	Philippines
	WNS Global Services (Romania) S.R.L.	Romania
WNS North America Inc.		Delaware, USA
	WNS Business Consulting Services Private Limited	India
	WNS Global Services Inc.	Delaware, USA
	WNS BPO Services Costa Rica, S.R.L	Costa Rica
	Denali Sourcing Services Inc.(1)	Delaware, USA
WNS Assistance Limited previously WNS Workflow Technologies Limited)		United Kingdom
	WNS Assistance (Legal) Limited(2)	United Kingdom
	Accidents Happen Assistance Limited	United Kingdom
	WNS Legal Assistance LLP(3)	United Kingdom
WNS (Mauritius) Limited		Mauritius
	WNS Capital Investment Limited	Mauritius
	- WNS Customer Solutions (Singapore) Private Limited	Singapore
	-WNS Global Services (Australia) Pty Ltd	Australia
	- WNS New Zealand Limited(4)	New Zealand
	-Business Applications Associates Beijing Ltd	China
	WNS Global Services Private Limited(5)	India
	- WNS Global Services (UK) Limited(6)	United Kingdom
	- WNS Global Services SA (Pty) Limited	South Africa
	- WNS B-BBEE Staff Share Trust(7)	South Africa
	- Ucademy (Pty) Limited(8)	South Africa
	- WNS SA Domestic (Pty) Limited(9)	South Africa
	- MTS HealthHelp Inc.(10)	Delaware, USA
	- HealthHelp Holdings LLC(10)	Delaware, USA
	- HealthHelp LLC (10)	Delaware, USA
	- WNS-HealthHelp Philippines Inc.(11)	Philippines
	- Value Edge Inc.(12)	Delaware, USA
	- Value Edge AG.(12)	Switzerland
	-VE Value Edge GmbH(12)	Germany
	WNS Global Services (Private) Limited	Sri Lanka
	WNS Global Services (Dalian) Co. Ltd.	China
	WNS Global Services (UK) International Limited(13)	United Kingdom
	- WNS Global Services North Americas Inc.(14)	Delaware, USA

Notes:

(1)	On January 20, 2017, the Company acquired all outstanding equity shares of Denali Sourcing Services Inc.
(2)	WNS Assistance (Legal) Limited, a wholly-owned subsidiary of WNS Assistance Limited, was incorporated on April 20, 2016.
(3)

WNS Legal Assistance LLP is a limited liability partnership, organized under the laws of England and Wales in November 2014. WNS Legal Assistance LLP provides legal services in relation to personal injury claims within the Auto Claims BPM (as defined in Note 27) segment in the UK. During the year ended March 31, 2018, the Company acquired 20% of the equity capital of WNS Legal Assistance LLP from Prettys Solicitors (the non-controlling interest in WNS Legal Assistance LLP) as a consequence of which WNS Legal Assistance LLP has become a wholly-owned subsidiary of WNS Assistance Limited. WNS Legal Assistance LLP is 98.75% owned by WNS Assistance Limited and 1.25% owned by WNS Assistance (Legal) Limited.

(4)	WNS New Zealand Limited, a wholly-owned subsidiary of WNS Global Services (Australia) Pty Ltd, was incorporated on June 13, 2017.
(5)

WNS Global Services Private Limited is held jointly by WNS (Mauritius) Limited and WNS Customer Solutions (Singapore) Private Limited. The percentage of holding of WNS (Mauritius) Limited is 80% and of WNS Customer Solutions (Singapore) Private Limited is 20%.

(6)

WNS Global Services (UK) Limited is jointly held by WNS Global Services Private Limited and WNS (Holdings) Limited. As at June 30, 2019, the percentage of holding of WNS Global Services Private Limited is 94.9% and of WNS (Holdings) Limited is 5.1%.

(7)

The WNS B-BBEE Staff Share Trust (the “trust”) was registered on April 26, 2017 in relation to the grant of share appreciation rights by WNS Global Services SA (Pty) Limited. The trust holds 10% of the equity capital of WNS Global Services SA (Pty) Limited and the balance 90% is held by WNS Global Services (UK) Limited.

(8)	Ucademy (Pty) Limited was incorporated as a subsidiary of WNS Global Services SA (Pty) Limited with effect from June 20, 2016
(9)	WNS SA Domestic (Pty) Limited, a wholly-owned subsidiary of WNS Global Services SA (Pty) Limited, was incorporated on December 19, 2018.
(10)

On March 15, 2017, the Company acquired all ownership interests of MTS HealthHelp Inc. and its subsidiaries which existed on that date. HealthHelp Holdings LLC is 63.7% owned by MTS HealthHelp Inc. and 36.3% owned by WNS North America Inc.

(11)	WNS-HealthHelp Philippines Inc., a wholly-owned subsidiary of HealthHelp LLC, was incorporated on December 21, 2018.
(12)

On June 14, 2016, the Company acquired all outstanding equity shares of Value Edge Research Services Private Limited. As part of the acquisition, the Company also acquired the three subsidiaries of Value Edge Research Services Private Limited which existed on that date. Value Edge Research Services Private Limited was merged with and into WNS Global Services Private Limited pursuant to a Scheme of Amalgamation approved by the National Company Law Tribunal on July 27, 2017.

(13)	WNS Global Services (UK) International Limited, a wholly-owned subsidiary of WNS (Mauritius) Limited, was incorporated on September 17, 2018.
(14)	WNS Global Services North Americas Inc, a wholly-owned subsidiary of WNS Global Services (UK) International Limited, was incorporated on October 4, 2018.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

28.	Operating segments

The Company has several operating segments based on a mix of industry and the types of services. The composition and organization of these operating segments currently is designed in such a way that the back office shared processes, i.e. the horizontal structure, delivers service to industry specific back office and front office processes i.e. the vertical structure. These structures represent a matrix form of organization structure, accordingly operating segments have been determined based on the core principle of segment reporting in accordance with IFRS 8 “Operating segments” (“IFRS 8”). Segment managers are responsible for the performance of the operating segments on a combined vertical structure which includes travel, shipping and logistics services; utilities, retail and consumer products group; banking and financial, healthcare, insurance services including auto claims; consulting and professional services; and others. Effective February 1, 2019, the Company realigned its segment managers responsible for the performance of operating segments on a combined vertical structure with the appointment of a segment manager as Chief Operating Officer. The revised structure includes travel, shipping and logistics services; utilities, retail and consumer products group; banking and financial and consulting and professional services; insurance services; healthcare; auto claims and others. The segment managers’ performance is reviewed by the Group Chief Executive Officer, who has been identified as the Chief Operating Decision Maker (“CODM”). The CODM evaluates the Company’s performance and allocates resources based on revenue growth of combined vertical structure.

The Company believes that the business process management services that it provides to customers in industries other than auto claims such as travel, shipping and logistics services; utilities, retail and consumer products group; banking and financial, healthcare and insurance; and others are similar in terms of services, service delivery methods, use of technology, and average long-term gross profit margin and hence meet the aggregation criteria in accordance with IFRS 8. WNS Assistance Limited and Accidents Happen Assistance Limited (which provide automobile repair through a network of third party repair centers), and WNS Assistance (Legal) Limited and WNS Legal Assistance LLP (which provide legal services in relation to personal injury claims), constitute the WNS Auto Claims BPM, the performance of which is evaluated by the CODM separately. The WNS Auto Claims BPM segment does not meet the aggregation criteria in accordance with IFRS 8. Accordingly, the Company has determined that it has two reportable segments: “WNS Global BPM” and “WNS Auto Claims BPM.”

In order to provide accident management services, the Company arranges for the repair through a network of repair centers. Repair costs paid to automobile repair centers are invoiced to customers and recognized as revenue except in cases where the Company has concluded that it is not the principal in providing claims handling services and hence it would be appropriate to record revenue from repair services on a net basis, i.e. net of repair cost. The Company uses revenue less repair payments (non-GAAP) for “Fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as (a) revenue less (b) in the Company’s auto claims business, payments to repair centers for “Fault” repair cases where the Company acts as the principal in its dealings with the third party repair centers and its clients. For “Non-fault repairs,” revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non-fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the three months ended June 30, 2019 are as follows:

	Three months ended June 30, 2019
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$208,417	$6,136	$—	$214,553
Segment revenue	$208,438	$6,136	$(21)	$214,553
Payments to repair centers	—	2,975	—	2,975

Revenue less repair payments (non-GAAP)	208,438	3,161	(21)	211,578
Depreciation	11,439	130	—	11,570
Other costs	148,438	3,442	(21)	151,858

Segment operating profit/(loss)	48,561	(411)	—	48,150
Other income, net	(3,425)	(237)	—	(3,662)
Finance expense	4,405	21	—	4,426

Segment profit/(loss) before income taxes	47,581	(195)	—	47,386
Income tax expense	7,278	(80)	—	7,198

Segment profit/(loss)	40,303	(115)	—	40,188
Amortization of intangible assets				3,937
Share-based compensation expense				8,642

Profit after tax				$27,609

Addition to non-current assets	$14,926	$739	$—	$15,665
Total assets, net of elimination	849,056	119,302	—	968,358
Total liabilities, net of elimination	$349,715	$79,434	$—	$429,149

*	Transactions between inter segments represent business process management services rendered by WNS Global BPM to WNS Auto Claims BPM.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the three months ended June 30, 2018 are as follows:

	Three months ended June 30, 2018
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$190,659	$9,116	$—	$199,775
Segment revenue	$190,677	$9,116	$(18)	$199,775
Payments to repair centers	—	3,741	—	3,741

Revenue less repair payments (non-GAAP)	190,677	5,375	(18)	196,034
Depreciation	4,989	61	—	5,050
Other costs	148,768	5,405	(18)	154,155

Segment operating profit/(loss)	36,920	(91)	—	36,829
Other income, net	(3,050)	(289)	—	(3,339)
Finance expense	840	—	—	840

Segment profit before income taxes	39,130	198	—	39,328
Income tax expense	5,380	3	—	5,383

Segment profit	33,750	195	—	33,945
Amortization of intangible assets				3,878
Share-based compensation expense				7,683

Profit after tax				$22,384

Addition to non-current assets	$7,861	$196	$—	$8,057
Total assets, net of elimination	600,843	119,888	—	720,731
Total liabilities, net of elimination	$168,006	$78,622	$—	$246,628

*    Transactions between inter segments represent business process management services rendered by WNS Global BPM to WNS Auto Claims BPM.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

External revenue

Revenues from the geographic segments are based on the domicile of the customer. The Company’s external revenue by geographic area is as follows:

	Three months ended June 30,
	2019	2018
Jersey, Channel Islands	$—	$—
North America (primarily the US)	92,778	79,781
UK	62,887	66,238
Australia	19,168	19,664
Europe (excluding UK)	17,986	11,843
South Africa	8,861	10,908
Rest of the world	12,873	11,341

Total	$214,553	$199,775

29.	Commitment and Contingencies

Capital commitments

As at June 30, 2019 and March 31, 2019, the Company had committed to spend approximately $4,459 and $10,778, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Bank guarantees and others

Certain subsidiaries of the Company hold bank guarantees aggregating $1,373 and $1,352 as at June 30, 2019 and March 31, 2019, respectively. These guarantees have a remaining expiry term ranging from one to five years.

Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities aggregating $575 and $564 as at June 30, 2019 and March 31, 2019, respectively, are included in other assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.

Contingencies

In the ordinary course of business, the Company is involved in lawsuits, claims and administrative proceedings. While uncertainties are inherent in the final outcome of these matters, the Company believes, after consultation with counsel, that the disposition of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

30.	Subsequent events

In July 2019, the Company repurchased 238,151 ADSs for a total consideration of $14,041 (including transaction costs of $2), in the open market, authorized under its current share repurchase program. The shares underlying these ADSs are recorded as treasury shares.

In July 2019, the Company received authorization from its Board of Directors to cancel, and cancelled, 1,100,000 ADSs that were held as treasury shares for an aggregate cost of $56,351.

Part II — MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for our fiscal year ended March 31, 2019. Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.”

Overview

We are a leading global provider of BPM services, offering comprehensive data, voice, analytical and business transformation services with a blended onshore, near shore and offshore delivery model. We transfer the business processes of our clients to our delivery centers, located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Spain, Turkey, the UK, and the US, with a view to offer cost savings, operational flexibility, improved quality and actionable insights to our clients. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, improvements to their processes, global delivery capabilities, analytics and an understanding of their business.

We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Our company is organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our sales and marketing process and to develop in-depth domain knowledge. The major industry verticals we currently target are the insurance; travel and leisure; diversified businesses including manufacturing, retail, consumer packaged goods (“CPG”), media and entertainment, and telecom; healthcare; utilities; shipping and logistics; consulting and professional services; and banking and financial services industries.

Our portfolio of services includes vertical-specific processes that are tailored to address our clients’ specific business and industry practices. In addition, we offer a set of shared services that are common across multiple industries, including customer interaction services, finance and accounting, research and analytics, technology services, legal services, and human resources outsourcing.

Although we typically enter into long-term contractual arrangements with our clients, these contracts can usually be terminated with or without cause by our clients and often with short notice periods. Nevertheless, our client relationships tend to be long-term in nature given the scale and complexity of the services we provide coupled with risks and costs associated with switching processes in-house or to other service providers. We structure each contract to meet our clients’ specific business requirements and our target rate of return over the life of the contract. In addition, since the sales cycle for offshore business process management is long and complex, it is often difficult to predict the timing of new client engagements. As a result, we may experience fluctuations in growth rates and profitability from quarter to quarter, depending on the timing and nature of new contracts. Our operating results may also differ significantly from quarter to quarter due to seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry typically experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Our focus, however, is on deepening our client relationships and maximizing shareholder value over the life of a client’s relationship with us.

The following table represents our revenue (a GAAP financial measure) for the periods indicated:

	Three months ended June 30,
	2019	2018
	(US dollars in millions)
Revenue	$214.6	$199.8

Our revenue is generated primarily from providing business process management services. We have two reportable segments for financial statement reporting purposes — WNS Global BPM and WNS Auto Claims BPM. In our WNS Auto Claims BPM segment, we provide both “fault” and “non-fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. See Note 2(s) of the consolidated financial statements included in our annual report on Form 20-F for our fiscal year ended March 31, 2019. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments (a non-GAAP financial measure) for “fault” repairs reflects more accurately the value addition of the business process management services that we directly provide to our clients. Management believes that revenue less repair payments (non-GAAP) may be useful to investors as a more accurate reflection of our performance and operational results.

For our “non-fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non-fault” repairs business. Our “non-fault” repairs business where we provide accident management services accounts for a relatively small portion of our revenue for our WNS Auto Claims BPM segment.

Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our revenue less repair payments (non-GAAP) may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Three months ended June 30,
	2019	2018
	(US dollars in millions)
Revenue	$214.6	$199.8
Less: Payments to repair centers(1)	3.0	3.7

Revenue less repair payments (non-GAAP)	$211.6	$196.0

Note:

(1)	Consists of payments to repair centers in our auto claims business for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients.

The following table sets forth our constant currency revenue less repair payments (a non-GAAP financial measure) for the periods indicated. Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments (non-GAAP) so that revenue less repair payments (non-GAAP) may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments (non-GAAP) is presented by recalculating prior periods’ revenue less repair payments (non-GAAP) denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenue includes, but is not limited to, revenue denominated in pound sterling, Australian dollars, South African rand and Euro. Management believes constant currency revenue less repair payments (non-GAAP) may be useful to investors in evaluating the underlying operating performance of our company. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our constant currency revenue less repair payments (non-GAAP) may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

	Three months ended June 30,
	2019	2018
	(US dollars in millions)
Revenue less repair payments (non-GAAP)	$211.6	$196.0
Exchange rate impact	(2.2)	(7.7)

Constant currency revenue less repair payments (non-GAAP)	$209.4	$188.3

Global Economic Conditions

Global economic conditions continue to show signs of turbulence. Although some key indicators of sustainable economic growth show signs of improvement, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy.

In June 2016, a majority of voters in the UK elected to withdraw from the EU in a national referendum, commonly referred to as “Brexit.” The withdrawal of the UK from the EU was set to take place on March 29, 2019, however this date has been postponed to October 31, 2019 and ongoing uncertainty remains as to what kind of post-Brexit agreement between the UK and the EU, if any, may be approved by the UK parliament. There is the possibility that the UK will end up leaving the EU without having reached final agreement with the EU on the terms of its withdrawal. The referendum, and now the risk of a “no deal” between the UK and the EU, has created significant uncertainty regarding the future relationship between the UK and the EU, including with respect to the laws and regulations that will apply as the UK determines which EU-derived laws to replace or replicate in the event of a withdrawal. Uncertainty regarding the terms of Brexit, and its eventual effects once implemented, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations.

In the US, there is concern over slowing economic growth and continuing trade tensions. The policies that may be pursued by the presidential administration in the US have added further uncertainty to the global economy, and the prevailing political climate may lead to more protectionist policies. Further, there is uncertainty regarding the impact of the escalating “trade war” between China and the United States on the global economy. Globally, countries may require additional financial support, sovereign credit ratings may continue to decline, and there may be default on sovereign debt obligations of certain countries. Any of these may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition and results of operations. Further, there continue to be signs of economic weakness, such as relatively high levels of unemployment, in parts of Europe. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism, and armed conflict around the world. A resurgence of isolationist and/or protectionist policies in North America, Europe and Asia may curtail global economic growth. China continues to have room for economic growth, but such growth opportunities remain subject to political developments, particularly with respect to a US-China trade deal, and uncertainties in the regulatory framework of the economy.

These economic and geo-political conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies, and the political climate in the US and the UK, may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our clients to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Furthermore, a weakening of the rate of exchange for the pound sterling, the US dollar or, to a lesser extent, the Australian dollar and the Euro (in which our revenue is principally denominated) against the Indian rupee, or to a lesser extent, the Philippine Peso or the South African rand (in which a significant portion of our costs are denominated) would also adversely affect our results. Fluctuations between the pound sterling, the Indian rupee, the Australian dollar, the Euro, the Philippine Peso, or the South African rand, on the one hand, and the US dollar, on the other hand, also expose us to translation risk when transactions denominated in these currencies are translated into US dollars, our reporting currency. The exchange rates between each of the pound sterling, the Indian rupee, the Australian dollar, the Euro, the Philippine Peso, and South African rand, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. For example, the pound sterling depreciated against the US dollar by an average of 5.7%, the Indian rupee depreciated against the US dollar by an average of 3.9%, the Australian dollar depreciated against the US dollar by an average of 7.7%, the Euro depreciated against the US dollar by an average of 5.9%, the Philippine Peso appreciated against the US dollar by an average of 0.8%, and the South African rand depreciated by an average of 14.2% against the US dollar, for the three months ended June 30, 2019 as compared to the average exchange rates for the three months ended June 30, 2018. The depreciation of the South African rand and the Indian rupee against the US dollar for the three months ended June 30, 2019 as compared to the average exchange rates for the three months ended June 30, 2018 positively impacted our results of operations whereas the depreciation of the pound sterling, the Euro and the Australian dollar against the US dollar, and the appreciation of the Philippine Peso against the US dollar negatively impacted our results of operations during that period.

Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and leisure and insurance industries. If macroeconomic conditions worsen or current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such worsening conditions will have on our targeted industries in general, and our results of operations specifically.

Revenue

We generate revenue by providing business process management services to our clients. The following table shows our revenue (a GAAP financial measure) and revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Three months ended June 30,			Change
	(US dollars in millions)
	2019	2018	$	%
Revenue	$214.6	$199.8	14.8	7.4%
Revenue less repair payments (non-GAAP)	$211.6	$196.0	15.5	7.9%

Our revenue is characterized by client, industry, service type, geographic and contract type diversity, as the analysis below indicates.

Revenue by Top Clients

For the three months ended June 30, 2019 and 2018, the percentage of revenue and revenue less repair payments (non-GAAP) that we derived from our largest clients were in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended June 30,		Three months ended June 30,
	2019	2018	2019	2018
Top client	7.2%	6.6%	7.3%	6.7%
Top five clients	26.5%	27.7%	26.9%	28.2%
Top ten clients	43.5%	44.6%	44.1%	45.4%
Top twenty clients	58.1%	57.8%	58.9%	58.9%

Revenue by Industry

For financial statement reporting purposes, we aggregate our operating segments, except for the WNS Auto Claims BPM (which we market under the WNS Assistance brand) as it does not meet the aggregation criteria under IFRS. See “Part I – Item 5. Operating and Financial Review and Prospects — Results by Reportable Segment” of our annual report on Form 20-F for our fiscal year ended March 31, 2019.

We organize our company into the following industry-focused business units to provide more specialized focus on each of these industries: insurance; travel and leisure; diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom; healthcare; utilities; shipping and logistics; consulting and professional services; and banking and financial services.

For the three months ended June 30, 2019 and 2018, our revenue and revenue less repair payments (non-GAAP) were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended June 30,		Three months ended June 30,
Business Unit	2019	2018	2019	2018
Insurance	24.6%	26.9%	23.5%	25.5%
Travel and leisure	18.7%	18.1%	19.0%	18.5%
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	17.8%	17.0%	18.0%	17.3%
Healthcare	16.3%	14.6%	16.5%	14.9%
Utilities	6.6%	7.4%	6.7%	7.5%
Shipping and logistics	6.1%	6.1%	6.2%	6.2%
Consulting and professional services	5.3%	5.5%	5.4%	5.6%
Banking and financial services	4.7%	4.4%	4.7%	4.5%

Total	100.0%	100.0%	100.0%	100.0%

Certain services that we provide to our clients are subject to the seasonality of our clients’ business. Accordingly, we typically see an increase in transaction related services within the travel and leisure industry during holiday seasons, such as during the US summer holidays (our fiscal second quarter); an increase in business in the insurance industry during the beginning and end of the fiscal year (our fiscal first and last quarters) and during the US peak winter season (our fiscal third quarter); and an increase in business in the consumer product industry during the US festive season towards the end of the calendar year when new product launches and campaigns typically happen (our fiscal third quarter).

Revenue by Service Type

For the three months ended June 30, 2019 and 2018, our revenue and revenue less repair payments (non-GAAP) were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended June 30,		Three months ended June 30,
Service Type	2019	2018	2019	2018
Industry-specific	39.5%	37.1%	40.1%	37.8%
Finance and accounting	23.4%	20.4%	23.7%	20.8%
Customer interaction services	21.9%	24.3%	22.2%	24.7%
Research and analytics	10.8%	11.6%	11.0%	11.8%
Auto claims	2.9%	4.6%	1.5%	2.7%
Others (1)	1.6%	2.1%	1.6%	2.1%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Others includes revenue from technology services, legal services, and human resource outsourcing services.

Revenue by Geography

For the three months ended June 30, 2019 and 2018, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended June 30,		Three months ended June 30,
Geography	2019	2018	2019	2018
North America (primarily the US)	43.2%	39.9%	43.9%	40.7%
UK	29.3%	33.2%	28.3%	31.9%
Australia	8.9%	9.8%	9.1%	10.0%
Europe (excluding the UK)	8.4%	5.9%	8.5%	6.0%
South Africa	4.1%	5.5%	4.2%	5.6%
Rest of the world	6.0%	5.7%	6.1%	5.8%

Total	100.0%	100.0%	100.0%	100.0%

Revenue by Location of Delivery Centers

For the three months ended June 30, 2019 and 2018, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended June 30,		Three months ended June 30,
Location of Delivery Center	2019	2018	2019	2018
India	52.0%	52.2%	52.7%	53.2%
Philippines	14.9%	13.0%	15.1%	13.2%
United States	14.8%	14.2%	15.0%	14.5%
South Africa	7.5%	9.2%	7.6%	9.4%
UK(1)	4.4%	5.6%	3.0%	3.8%
Romania	1.9%	1.6%	2.0%	1.6%
China	1.5%	1.6%	1.5%	1.6%
Sri Lanka	1.2%	1.5%	1.3%	1.6%
Spain	1.0%	0.0%	1.0%	0.0%
Poland	0.4%	0.8%	0.4%	0.8%
Costa Rica	0.4%	0.4%	0.4%	0.4%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Includes revenue and revenue less repair payments (non-GAAP) derived from Turkey, which was not significant.

Our Contracts

We provide our services under contracts with our clients, which typically range from three to five years, with some being rolling contracts with no end dates. Typically, these contracts can be terminated by our clients with or without cause and with short notice periods. However, we tend to have long-term relationships with our clients given the complex and comprehensive nature of the business processes executed by us, coupled with the switching costs and risks associated with relocating these processes in-house or to other service providers.

Each client contract has different terms and conditions based on the scope of services to be delivered and the requirements of that client. Occasionally, we may incur significant costs on certain contracts in the early stages of implementation, with the expectation that these costs will be recouped over the life of the contract to achieve our targeted returns. Each client contract has corresponding service level agreements that define certain operational metrics based on which our performance is measured. Some of our contracts specify penalties or damages payable by us in the event of failure to meet certain key service level standards within an agreed upon time frame.

When we are engaged by a client, we typically transfer that client’s processes to our delivery centers over a six month period. This transfer process is subject to a number of potential delays. Therefore, we may not recognize significant revenue until several months after commencing a client engagement.

In the WNS Global BPM segment, we charge for our services based on the following pricing models:

1)	per full-time equivalent arrangements, which typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process outsourced;

2)	per transaction arrangements, which typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed);

3)	subscription arrangements, which typically involve billings based on per member per month, based on contractually agreed rates;

4)	fixed-price arrangements, which typically involve billings based on achievements of pre-defined deliverables or milestones;

5)

outcome-based arrangements, which typically involve billings based on the business result achieved by our clients through our service efforts (such as measured based on a reduction in days sales outstanding, an improvement in working capital, an increase in collections or a reduction in operating expenses); or

6)

other pricing arrangements, including cost-plus arrangements, which typically involve billing the contractually agreed direct and indirect costs and a fee based on the number of employees deployed under the arrangement.

Apart from the above-mentioned pricing methods, a small portion of our revenue is comprised of reimbursements of out-of-pocket expenses incurred by us in providing services to our clients.

Outcome-based arrangements are examples of non-linear pricing models where revenues from platforms and solutions and the services we provide are linked to usage or savings by clients rather than the efforts deployed to provide these services. We intend to focus on increasing our service offerings that are based on non-linear pricing models that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. We believe that non-linear pricing models help us to grow our revenue without increasing our headcount. Accordingly, we expect increased use of non-linear pricing models to result in higher revenue per employee and improved margins. Non-linear revenues may be subject to short-term pressure on margins, however, as initiatives in developing the products and services take time to deliver. Moreover, in outcome-based arrangements, we bear the risk of failure to achieve clients’ business objectives in connection with these projects. For more information, see “Part III — Risk Factors — If our pricing structures do not accurately anticipate the cost and complexity of performing our work, our profitability may be negatively affected.”

In our WNS Auto Claims BPM segment, we earn revenue from claims handling and repair management services. For claims handling, we charge on a per claim basis or a fixed fee per vehicle over a contract period. For automobile repair management services, where we arrange for the repairs through a network of repair centers that we have established, we invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. We also provide a consolidated suite of services towards accident management including credit hire and credit repair for “non-fault” repairs business. Further, we also provide legal services relating to personal injury claims through our subsidiary WNS Legal Assistance LLP.

Revenue by Contract Type

For the three months ended June 30, 2019 and 2018, our revenue and revenue less repair payments (non-GAAP) were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended June 30,		Three months ended June 30,
Contract Type	2019	2018	2019	2018
Full-time-equivalent	66.5%	64.0%	67.4%	65.2%
Transaction	15.1%	17.9%	14.0%	16.4%
Subscription	9.0%	7.9%	9.2%	8.0%
Fixed price	4.8%	5.1%	4.8%	5.2%
Others	4.6%	5.1%	4.6%	5.2%

Total	100.0%	100.0%	100.0%	100.0%

Expenses

The majority of our expenses consist of cost of revenue and operating expenses. The key components of our cost of revenue are employee costs, facilities costs, depreciation, travel expenses, payments to repair centers, and legal and professional costs. Our operating expenses include selling and marketing expenses, general and administrative expenses, foreign exchange gains and losses and amortization of intangible assets. Our non-operating expenses include finance expenses as well as other expenses recorded under “other income, net.”

Cost of Revenue

Employee costs represent the largest component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention and share-based compensation expense. Historically, our employee costs have increased primarily due to increases in the number of employees to support our growth and, to a lesser extent, to recruit, train and retain employees. Salary levels in India and our ability to efficiently manage and retain our employees significantly influence our cost of revenue. See “Part I — Item 4. Information on the Company — B. Business Overview — Human Capital” of our annual report on Form 20-F for our fiscal year ended March 31, 2019. Regulatory developments may, however, result in wage increases in India and increase our cost of revenue. For example, the Government of India has proposed the Code on Wages Bill, 2017, which, if passed, would replace four central labor laws, including the Minimum Wages Act, 1948, the Payment of Wages Act, 1936, the Payment of Bonus Act, 1965, and the Equal Remuneration Act, 1976, and would introduce a national minimum wage for all employees to be administered by the central government. The Indian Supreme Court recently clarified that certain allowances paid by an employer to an employee should be included in the definition of “basic wage” for the purposes of computing employee provident fund contributions. As a result, our wage costs in India may increase. See “Part III — Risk Factors — Risks Related to Our Business — Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.” We seek to mitigate these cost increases through improvements in employee productivity, employee retention and asset utilization.

Our WNS Auto Claims BPM segment includes repair management services, where we arrange for automobile repairs through a network of third party repair centers. This cost is primarily driven by the volume of accidents and the amount of the repair costs related to such accidents. It also includes incremental and direct costs incurred to contract with claimants by WNS Legal Assistance LLP.

Our facilities costs comprise lease rentals, utilities cost, facilities management and telecommunication network cost. Most of our leases for our facilities are long-term agreements and have escalation clauses which provide for increases in rent at periodic intervals. Most of these agreements have clauses that have fixed escalation of lease rentals.

Effective April 1, 2019, the Company has adopted IFRS 16, “Leases” (“IFRS 16”). As a result, we have changed our accounting policy for leasing arrangements (see Note 2 to the unaudited condensed consolidated financial statements included elsewhere in this report). Following the adoption of IFRS 16, a fixed portion of the facilities costs are now accounted for as depreciation and interest expense.

We create capacity in our operational infrastructure ahead of anticipated demand as it takes six to nine months to build up a new site. Hence, our cost of revenue as a percentage of revenue may be higher during periods in which we carry such additional capacity.

Once we are engaged by a client in a new contract, we normally have a transition period to transfer the client’s processes to our delivery centers and accordingly incur costs related to such transfer.

Selling and Marketing Expenses

Our selling and marketing expenses comprise primarily employee costs for sales and marketing personnel, travel expenses, legal and professional fees, share-based compensation expense, brand building expenses and other general expenses relating to selling and marketing.

General and Administrative Expenses

Our general and administrative expenses comprise primarily employee costs for senior management and other support personnel, travel expenses, legal and professional fees, share-based compensation expense and other general expenses not related to cost of revenue and selling and marketing.

Foreign Exchange Gain, Net

Foreign exchange gain, net includes:

•	marked to market gains or losses on derivative instruments that do not qualify for “hedge” accounting and are deemed ineffective;

•	realized foreign currency exchange gains or losses on settlement of transactions in foreign currency and derivative instruments; and

•	unrealized foreign currency exchange gains or losses on revaluation of other assets and liabilities.

Amortization of Intangible Assets

Amortization of intangible assets is primarily associated with our acquisitions of Fusion Outsourcing Services (Proprietary) Limited in June 2012, Value Edge Research Services Private Limited (“Value Edge”) and its subsidiaries in June 2016, Denali Sourcing Services Inc. (“Denali”) in January 2017, HealthHelp in March 2017 and the acquisition of a customer contract from Telkom SA SOC Limited in May 2015.

Other Income, Net

Other income, net comprises interest income, income from investments, gain or loss on sale of assets and other miscellaneous income and expenses.

Finance Expense

Finance expense primarily relates to interest charges payable on our term loans and short-term borrowings, transaction costs and the gains/losses on settlement of related derivative instruments. On adoption of IFRS 16, interest expense on lease liabilities is also reflected in this line item (see Note 2 to the unaudited condensed consolidated financial statements included elsewhere in this report).

Operating Data

Our profit margin is largely a function of our asset utilization and the rates we are able to recover for our services. One of the most significant components of our asset utilization is our seat utilization rate which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our seats. Generally, an improvement in seat utilization rate will improve our profitability unless there are other factors which increase our costs such as an increase in lease rentals, large ramp-ups to build new seats, and increases in costs related to repairs and renovations to our existing or used seats. In addition, an increase in seat utilization rate as a result of an increase in the volume of work will generally result in a lower cost per seat and a higher profit margin as the total fixed costs of our built up seats remain the same while each seat is generating more revenue.

The following table presents certain operating data as at the dates indicated:

	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Total head count	41,056	39,898	38,892	38,516	38,227	36,540
Built up seats(1)	33,695	32,764	32,137	31,798	31,794	30,390
Used seats(1)	26,670	25,978	25,319	25,230	22,990	22,550
Seat utilization rate(2)	1.22	1.21	1.21	1.21	1.20	1.20

Notes:

(1)

Built up seats refers to the total number of production seats (excluding support functions such as finance, human resources, administration and seats dedicated for business continuity planning) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we increase headcount.

(2)

The seat utilization rate is calculated by dividing the average total headcount by the average number of built up seats to show the rate at which we are able to utilize our built up seats. Average total headcount and average number of built up seats are calculated by dividing the aggregate of the total headcount or number of built up seats, as the case may be, as at the beginning and end of the quarter by two.

Critical Accounting Policies

For a description of our critical accounting policies and estimates, refer to “Part I — Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” and Note 2 to the consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2019, except as mentioned in Note 2 to the unaudited condensed consolidated financial statements included elsewhere in this report.

Results of Operations

The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments (non-GAAP) for the periods indicated:

	As a percentage of
	Revenue		Revenue less repair payments (non-GAAP)
	Three months ended June 30,
	2019	2018	2019	2018
Cost of revenue (1)	62.2%	66.5%	61.7%	65.9%
Gross profit	37.8%	33.5%	38.3%	34.1%
Operating expenses:
Selling and marketing expenses	5.8%	5.6%	5.9%	5.7%
General and administrative expenses	14.0%	14.0%	14.2%	14.2%
Foreign exchange gain, net	(0.4)%	(0.6)%	(0.4)%	(0.6)%
Amortization of intangible assets	1.8%	1.9%	1.9%	2.0%
Operating profit	16.6%	12.6%	16.8%	12.9%
Other income, net	(1.7)%	(1.7)%	(1.7)%	(1.7)%
Finance expense (1)	2.1%	0.4%	2.1%	0.4%
Income tax expense	3.4%	2.7%	3.4%	2.7%
Profit after tax	12.9%	11.2%	13.0%	11.4%

The following table reconciles revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) and sets forth payments to repair centers and revenue less repair payments (non-GAAP) as a percentage of revenue for the periods indicated:

Note:

(1)

Effective April 1, 2019, the Company has adopted IFRS 16. As a result, we have changed our accounting policy for leasing arrangements (see Note 2 to the unaudited condensed consolidated financial statements included elsewhere in this report). The new standard replaced the prior accounting policy of a straight-line lease expense model with a higher interest accruing in earlier years and decreasing over the lease term while the depreciation on ROU assets is on a straight-line basis.

	Three months ended June 30,
	2019	2018	2019	2018
	(US dollars in millions)
Revenue	$214.6	$199.8	100.0%	100.0%
Less: Payments to repair centers	3.0	3.7	1.4%	1.9%

Revenue less repair payments (non-GAAP)	$211.6	$196.0	98.6%	98.1%

The following table presents our results of operations for the periods indicated:

	Three months ended June 30,
	2019	2018
	(US dollars in millions)
Revenue	$214.6	$199.8
Cost of revenue(1), (2)	133.5	132.9

Gross profit	81.1	66.9
Operating expenses:
Selling and marketing expenses(3)	12.4	11.1
General and administrative expenses(4)	30.0	27.9
Foreign exchange gain, net	(0.8)	(1.3)
Amortization of intangible assets	3.9	3.9

Operating profit	35.6	25.3
Other income, net	(3.7)	(3.3)
Finance expense(1)	4.4	0.8

Profit before income taxes	34.8	27.8
Income tax expense	7.2	5.4

Profit after tax	$27.6	$22.4

Notes:

(1)

Effective April 1, 2019, the Company has adopted IFRS 16. As a result, we have changed our accounting policy for leasing arrangements (see Note 2 to the unaudited condensed consolidated financial statements included elsewhere in this report). The new standard replaced the prior accounting policy of a straight-line lease expense model with a higher interest accruing in earlier years and decreasing over the lease term while the depreciation on ROU assets is on a straight-line basis.

(2)	Includes share-based compensation expense of $1.2 million and $1.0 million for the three months ended June 30, 2019 and 2018, respectively.
(3)	Includes share-based compensation expense of $1.1 million and $0.7 million for the three months ended June 30, 2019 and 2018, respectively.
(4)	Includes share-based compensation expense of $6.4 million and $5.9 million for the three months ended June 30, 2019 and 2018, respectively.

Results for the three months ended June 30, 2019 compared to the three months ended June 30, 2018

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

Revenue

	Three months ended June 30,
	2019	2018	Change	% Change
	(US dollars in millions)
Revenue	$214.6	$199.8	$14.8	7.4%

The increase in revenue of $14.8 million was primarily attributable to (i) revenue from new clients of $13.1 million, (ii) an increase in hedging gain on our revenue by $1.4 million to $2.2 million for the three months ended June 30, 2019 from $0.8 million for the three months ended June 30, 2018 and (iii) an increase in revenue from existing clients of $0.3 million. The increase in revenue was primarily attributable to higher volumes in our healthcare, diversified businesses, travel, banking and financial services, shipping and logistics, and consulting and professional services verticals. The increase in revenue was partially offset by lower volumes in our insurance, and utilities verticals. Further, the increase was partially offset by a depreciation of the pound sterling, the Euro and the Australian dollar by an average of 5.7%, 5.9% and 7.7%, respectively, against the US dollar for the three months ended June 30, 2019 as compared to the respective average exchange rates for the three months ended June 30, 2018.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of Revenue
	Three months ended June 30,
	2019	2018	2019	2018
	(US dollars in millions)
North America (primarily the US)	$92.8	$79.8	43.2%	39.9%
UK	62.9	66.2	29.3%	33.2%
Australia	19.2	19.7	8.9%	9.8%
Europe (excluding the UK)	18.0	11.8	8.4%	5.9%
South Africa	8.9	10.9	4.1%	5.5%
Rest of world	12.9	11.3	6.0%	5.7%

Total	$214.6	$199.8	100.0%	100.0%

The increase in revenue in the North America (primarily the US) region was primarily attributable to higher volumes in our healthcare, diversified businesses, travel, utilities, consulting and professional services, banking and financial services, shipping and logistics, and insurance verticals. The increase in revenue from the Europe (excluding the UK) region was primarily attributable to higher volumes in our travel, and diversified businesses verticals, partially offset by lower volumes in our banking and financial services, insurance, consulting and professional services, and shipping and logistics verticals and a depreciation of the Euro against the US dollar by an average of 5.9%, for the three months ended June 30, 2019 as compared to the average exchange rate for the three months ended June 30, 2018. The increase in revenue from the Rest of world region was primarily attributable to higher volumes in our diversified businesses, shipping and logistics, healthcare, and insurance verticals, partially offset by a lower volume in our travel vertical. The decrease in revenue from the UK region was primarily attributable to lower volumes in our travel, utilities, shipping and logistics, and healthcare verticals and a depreciation of the pound sterling against the US dollar by an average of 5.7%, for the three months ended June 30, 2019 as compared to the average exchange rate for the three months ended June 30, 2018, partially offset by higher volumes in our banking and financial services, and insurance verticals. The decrease in revenue from the South Africa region was primarily attributable to a lower volume in our diversified businesses vertical and a depreciation of the South African rand against the US dollar by an average of 14.2%, for the three months ended June 30, 2019 as compared to the average exchange rate for the three months ended June 30, 2018, partially offset by a higher volume in our banking and financial services vertical. The decrease in revenue from the Australia region was primarily attributable to a lower volume in our insurance vertical and a depreciation of the Australian dollar against the US dollar by an average of 7.7%, for the three months ended June 30, 2019 as compared to the average exchange rate for the three months ended June 30, 2018, partially offset by higher volumes in our diversified businesses, shipping and logistics, and utilities verticals.

Revenue Less Repair Payments (non-GAAP)

The following table sets forth our revenue less repair payments (non-GAAP) and percentage change in revenue less repair payments (non-GAAP) for the periods indicated:

	Three months ended June 30,
	2019	2018	Change	% Change
	(US dollars in millions)
Revenue less repair payments (non-GAAP)	$211.6	$196.0	$15.5	7.9%

The increase in revenue less repair payments (non-GAAP) of $15.5 million was primarily attributable to (i) revenue from new clients of $13.1 million, (ii) an increase in hedging gain on our revenue by $1.4 million to $2.2 million for the three months ended June 30, 2019 from $0.8 million for three months ended June 30, 2018 and (iii) an increase in revenue from existing clients of $1.1 million. The increase in revenue was primarily attributable to higher volumes in our healthcare, diversified businesses, travel, banking and financial services, shipping and logistics, and consulting and professional services verticals. The increase in revenue was partially offset by lower volumes in our utilities, and insurance verticals. Further, the increase was partially offset by a depreciation of the pound sterling, the Euro and the Australian dollar by an average of 5.7%, 5.9% and 7.7%, respectively, against the US dollar for the three months ended June 30, 2019 as compared to the respective average exchange rates for the three months ended June 30, 2018.

Revenue Less Repair Payments (non-GAAP) by Geography

The following table sets forth the composition of our revenue less repair payments (non-GAAP) based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments (non-GAAP)		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended June 30,
	2019	2018	2019	2018
	(US dollars in millions)
North America (primarily the US)	$92.8	$79.8	43.9%	40.7%
UK	59.9	62.5	28.3%	31.9%
Australia	19.2	19.7	9.1%	10.0%
Europe (excluding the UK)	18.0	11.8	8.5%	6.0%
South Africa	8.9	10.9	4.2%	5.6%
Rest of world	12.9	11.3	6.1%	5.8%

Total	$211.6	$196.0	100.0%	100.0%

The increase in revenue less repair payments (non-GAAP) in the North America (primarily the US) region was primarily attributable to higher volumes in our healthcare, diversified businesses, travel, utilities, consulting and professional services, banking and financial services, shipping and logistics, and insurance verticals. The increase in revenue less repair payments (non-GAAP) from the Europe (excluding the UK) region was primarily attributable to higher volumes in our travel, and diversified businesses verticals, partially offset by lower volumes in our banking and financial services, insurance, consulting and professional services, and shipping and logistics verticals and a depreciation of the Euro against the US dollar by an average of 5.9%, for the three months ended June 30, 2019 as compared to the average exchange rate for the three months ended June 30, 2018. The increase in revenue less repair payments (non-GAAP) from the Rest of world region was primarily attributable to higher volumes in our diversified businesses, shipping and logistics, healthcare, and insurance verticals, partially offset by a lower volume in our travel vertical. The decrease in revenue less repair payments (non-GAAP) from the UK region was primarily attributable to lower volumes in our travel, utilities, shipping and logistics, and healthcare verticals and a depreciation of the pound sterling against the US dollar by an average of 5.7%, for the three months ended June 30, 2019 as compared to the average exchange rate for the three months ended June 30, 2018, partially offset by higher volumes in our insurance, and banking and financial services verticals. The decrease in revenue less repair payments (non-GAAP) from the South Africa region was primarily attributable to a lower volume in our diversified businesses vertical and a depreciation of the South African rand against the US dollar by an average of 14.2%, for the three months ended June 30, 2019 as compared to the average exchange rate for the three months ended June 30, 2018, partially offset by a higher volume in our banking and financial services vertical. The decrease in revenue less repair payments (non-GAAP) from the Australia region was primarily attributable to a lower volume in our insurance vertical and a depreciation of the Australian dollar against the US dollar by an average of 7.7%, for the three months ended June 30, 2019 as compared to the average exchange rate for the three months ended June 30, 2018, partially offset by higher volumes in our diversified businesses, shipping and logistics, and utilities verticals.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Three months ended June 30,
	2019	2018	Change
	(US dollars in millions)
Employee costs	$94.9	$88.7	$6.2
Facilities costs	14.0	22.3	(8.4)
Depreciation	11.2	4.9	6.3
Repair payments	3.0	3.7	(0.8)
Travel costs	3.0	3.0	(0.0)
Legal and professional costs	2.5	2.9	(0.3)
Other costs	4.9	7.4	(2.5)

Total cost of revenue	$133.5	$132.9	$0.6

As a percentage of revenue	62.2%	66.5%

The increase in cost of revenue was primarily due to higher employee cost on account of higher headcount and wage inflation, and higher depreciation costs primarily due to the adoption of IFRS 16 effective April 1, 2019. The increase in cost of revenue was also driven by an appreciation of the Philippine peso against the US dollar by an average of 0.8% for the three months ended June 30, 2019 as compared to the respective average exchange rate for the three months ended June 30, 2018, which resulted in an increase of approximately $0.1 million. These increases were partially offset by lower facilities costs primarily due to the adoption of IFRS 16 effective April 1, 2019 and surrender of facilities in South Africa; partially offset by the expansion of existing facilities in Pune, and Gurgaon, India and the Philippines and the addition of new facilities in the Philippines and Spain; lower other costs primarily due to a decrease in subcontracting costs; lower repair payments; and lower legal and professional costs. Further, the depreciation of the Indian rupee and South African rand against the US dollar by an average of 3.9% and 14.2%, respectively, for the three months ended June 30, 2019 as compared to the respective average exchange rates for the three months ended June 30, 2018 resulted in a decrease of approximately $3.9 million in the cost of revenue.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Three months ended June 30,
	2019	2018	Change
	(US dollars in millions)
Gross profit	$81.1	$66.9	$14.2
As a percentage of revenue	37.8%	33.5%
As a percentage of revenue less repair payments (non-GAAP)	38.3%	34.1%

Gross profit as a percentage of revenue and revenue less repair payments (non-GAAP) increased primarily due to higher revenues, an increase in hedging gain on our revenue by $1.4 million to $2.2 million for the three months ended June 30, 2019 from $0.8 million for the three months ended June 30, 2018, and lower cost of revenue as a percentage of revenue and revenue less repair payments (non-GAAP) as discussed above. Cost of revenue was reduced by the depreciation of the Indian rupee and South African rand against the US dollar by an average of 3.9% and 14.2%, respectively, for the three months ended June 30, 2019 as compared to the respective average exchange rates for the three months ended June 30, 2018. This reduction in cost of revenue was partially offset by an appreciation of the Philippine peso against the US dollar by an average of 0.8% for the three months ended June 30, 2019 as compared to the respective average exchange rates for the three months ended June 30, 2018.

Our built up seats increased by 6.0% from 31,794 as at June 30, 2018 to 33,695 as at June 30, 2019, during which we expanded seating capacities in our existing delivery centers in Pune and Gurgaon, India and the Philippines and added new facilities in the Philippines and Spain. This was partially offset by surrender of facilities in South Africa. This was part of our strategy to expand our delivery capabilities. Our total headcount increased by 7.4% from 38,227 as at June 30, 2018 to 41,056 as at June 30, 2019, resulting in an increase in our seat utilization rate from 1.20 for the three months ended June 30, 2018 to 1.22 for the three months ended June 30, 2019. This 0.02 increase in seat utilization contributed in an increase in our gross profit as a percentage of revenue by approximately 0.15% and our gross profit as a percentage of revenue less repair payments (non-GAAP) by approximately 0.16% in the three months ended June 30, 2019.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Three months ended June 30,
	2019	2018	Change
	(US dollars in millions)
Employee costs	$9.0	$8.0	$1.1
Other costs	3.4	3.1	0.2

Total selling and marketing expenses	$12.4	$11.1	$1.3

As a percentage of revenue	5.8%	5.6%

The increase in selling and marketing expenses was primarily due to an increase in employee costs as a result of wage inflation and higher share-based compensation, higher travel costs and higher other costs as a result of higher commission related expenses. This increase was partially offset by a depreciation of the pound sterling against the US dollar by an average of 5.7% for the three months ended June 30, 2019 as compared to the average exchange rate for the three months ended June 30, 2018, which resulted in a decrease of approximately of $0.2 million in the selling and marketing expenses.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Three months ended June 30,
	2019	2018	Change
	(US dollars in millions)
Employee costs	$23.4	$21.2	$2.2
Other costs	6.6	6.7	(0.1)

Total general and administrative expenses	$30.0	$27.9	$2.1

As a percentage of revenue	14.0%	14.0%

The increase in general and administrative expenses was primarily due to an increase in employee costs as a result of higher salaries on account of higher headcount, wage inflation and higher share-based compensation and higher miscellaneous costs. This increase in general and administrative expenses was partially offset by a decrease in legal and professional costs, lower facilities costs and lower travel costs and a depreciation of the Indian rupee and South African rand against the US dollar by an average of 3.9% and 14.2% respectively, for the three months ended June 30, 2019 as compared to the average exchange rates for the three months ended June 30, 2018, which resulted in a decrease of approximately $0.7 million in the general and administrative expenses.

Foreign Exchange Gain, Net

The following table sets forth our foreign exchange gain, net for the periods indicated:

	Three months ended June 30,
	2019	2018	Change
	(US dollars in millions)
Foreign exchange gain, net	$(0.8)	$(1.3)	$0.5

The foreign exchange gain was lower primarily due to a decrease in foreign currency revaluation gain by $6.4 million to $0.1 million for the three months ended June 30, 2019 from $6.5 million for the three months ended June 30, 2018, partially offset by an increase in gains from our US dollar and our Indian rupee denominated hedges by $5.9 million as a result of an appreciation of the pound sterling and the Indian rupee against the US dollar, respectively.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Three months ended June 30,
	2019	2018	Change
	(US dollars in millions)
Amortization of intangible assets	$3.9	$3.9	$0.0

Amortization of intangible assets was flat as compared to that for the three months ended June 30, 2018.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Three months ended June 30,
	2019	2018	Change
	(US dollars in millions)
Operating profit	$35.6	$25.3	$10.3
As a percentage of revenue	16.6%	12.6%
As a percentage of revenue less repair payments (non-GAAP)	16.8%	12.9%

Operating profit as a percentage of revenue and revenue less repair payments (non-GAAP) is higher due to higher revenues, lower cost of revenue as a percentage of revenue and revenue less repair payments (non-GAAP), partially offset by higher selling and marketing expenses as a percentage of revenue and revenue less repair payments (non-GAAP) and lower foreign exchange gains.

Other Income, Net

The following table sets forth our other income, net for the periods indicated:

	Three months ended June 30,
	2019	2018	Change
	(US dollars in millions)
Other income, net	$(3.7)	$(3.3)	$(0.3)

Other income was higher primarily due to an increase in our cash and cash equivalents and investments and higher yield.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Three months ended June 30,
	2019	2018	Change
	(US dollars in millions)
Finance expense	$4.4	$0.8	$3.6

Finance expense increased primarily as a result of the adoption of IFRS 16 effective April 1, 2019, partially offset by lower interest on the reduced principal amount outstanding under our long-term loans taken for the acquisition of Denali and HealthHelp.

Income Tax Expense

The following table sets forth our income tax expense for the periods indicated:

	Three months ended June 30,
	2019	2018	Change
	(US dollars in millions)
Income tax expense	$7.2	$5.4	$1.8

The increase income tax expense is primarily due to higher taxable profits for the three months ended June 30, 2019 and a one-time tax credit of $0.9 million in the three months ended June 30, 2018 on account of recognizing deferred tax asset on past tax losses.

Profit After Tax

The following table sets forth our profit after tax for the periods indicated:

	Three months ended June 30,
	2019	2018	Change
	(US dollars in millions)
Profit after tax	$27.6	$22.4	$5.2
As a percentage of revenue	12.9%	11.2%
As a percentage of revenue less repair payments (non-GAAP)	13.0%	11.4%

The increase in profit after tax was primarily on account of higher operating profit and higher other income, partially offset by higher finance expenses and higher income tax.

Liquidity and Capital Resources

Our capital requirements are principally for the establishment of operating facilities to support our growth and acquisitions, debt repayment and to fund the repurchase of ADSs under our share repurchase programs, as described in further detail in “Part IV — Other Information — Share Repurchases” of this report and “Part II — Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchases” of our annual report on Form 20-F for the fiscal year ended March 31, 2019. Our sources of liquidity include cash and cash equivalents and cash flow from operations, supplemented by equity and debt financing and bank credit lines, as required.

As at June 30, 2019, we had cash and cash equivalents of $105.8 million which were primarily held in US dollars, Indian rupees, pound sterling, South African rand and Philippine peso. We typically seek to invest our available cash on hand in bank deposits and money market instruments. Our investments include primarily bank deposits, marketable securities and mutual funds which totaled $120.7 million as at June 30, 2019.

As at June 30, 2019, our total debt outstanding was $61.8 million. We also had available lines of credit amounting to $74.7 million. As at June 30, 2019, no amounts were drawn under these lines of credit.

As at June 30, 2019, our Indian subsidiary, WNS Global Services Private Limited (“WNS Global”), had unsecured lines of credit of ₹1,100.0 million ($16.0 million based on the exchange rate on June 30, 2019) from The Hongkong and Shanghai Banking Corporation Limited, $15.0 million from BNP Paribas, ₹1,200.0 million ($17.4 million based on the exchange rate on June 30, 2019) from Citibank N.A. and ₹810.0 million ($11.7 million based on the exchange rate on June 30, 2019) from Standard Chartered Bank for working capital purposes. Interest on these lines of credit would be determined on the date of the borrowing. These lines of credit generally can be withdrawn by the relevant lender at any time. As at June 30, 2019, there was no amount utilized from these lines of credit.

In February 2019, WNS Global Services (UK) Limited (“WNS UK”) renewed its working capital facility obtained from HSBC Bank plc. of £9.9 million ($12.5 million based on the exchange rate on June 30, 2019) until February 28, 2020. The working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum. Interest is payable on a quarterly basis. The facility is subject to conditions to drawdown and can be withdrawn by the lender at any time by notice to the borrower. As at June 30, 2019, there was no outstanding amount under this facility.

As at June 30, 2019, our South African subsidiary, WNS Global Services SA (Pty) Ltd., had an unsecured line of credit of ZAR 30.0 million ($2.1 million based on the exchange rate on June 30, 2019) from The HSBC Bank plc. for working capital purposes. This facility bears interest at prime rate less a margin of 2.25% per annum. This line of credit can be withdrawn by the lender at any time. As at June 30, 2019, there was no outstanding amount under this facility.

In January 2017, our US subsidiary, WNS North America Inc., obtained a term loan facility for $34.0 million from BNP Paribas, Hong Kong. The proceeds from this loan facility were used to finance our acquisition of Denali. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 1.27% per annum. In connection with the term loan, we have entered into an interest rate swap with a bank to swap the variable portion of the interest based on three month US dollar LIBOR to a fixed rate of 1.5610%. WNS North America Inc.’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of Denali held by WNS North America Inc. and security over the assets of WNS North America Inc. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in January 2020 and the principal is repayable in six semi-annual installments. The first five repayment installments are $5.7 million each and the sixth and final repayment installment is $5.8 million. On July 20, 2017, January 22, 2018, July 20, 2018, January 22, 2019 and July 22, 2019 we made scheduled repayments of $5.7 million each, following which $5.8 million was outstanding under this loan facility.

In March 2017, our Mauritius subsidiary, WNS (Mauritius) Limited, obtained a term loan facility for $84.0 million from HSBC Bank (Mauritius) Ltd. and Standard Chartered Bank, UK. The proceeds from this loan facility were used to finance our acquisition of HealthHelp. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 0.95% per annum. In connection with the term loan, we have entered into interest rate swaps with banks to swap the variable portion of the interest based on three month US dollar LIBOR to a fixed rate of 1.9635%. WNS (Mauritius) Limited’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of WNS (Mauritius) Limited held by WNS. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in March 2022 and the principal is repayable in ten semi-annual installments of $8.4 million each. On September 14, 2017, March 14, 2018, September 17, 2018 and March 14, 2019 we made scheduled repayments of $8.4 million each. As at June 30, 2019, $50.4 million was outstanding under this loan facility.

Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to fund our debt repayment obligations, estimated capital expenditures, share repurchase, contingent consideration for our acquisition of Denali and working capital needs for the next 12 months. However, if our lines of credit were to become unavailable for any reason, we would require additional financing to fund our debt repayment obligations, capital expenditures, share repurchase, contingent consideration for our acquisition of Denali and working capital needs. We currently expect our capital expenditures needs in fiscal 2020 to be approximately $37.0 million. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. Our capital expenditure for the three months ended June 30, 2019 amounted to $10.8 million and our capital commitments (net of capital advances) as at June 30, 2019 were $4.5 million. Further, under the current challenging economic and business conditions as discussed under “— Global Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations are lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain additional financing to meet our debt repayment obligations and pursue certain of our expansion plans. Further, we may in the future make further acquisitions. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs. Depending on market conditions, we may access the capital markets to strengthen our capital position, and provide us with additional liquidity for general corporate purposes, which may include capital expenditures acquisitions, refinancing of our indebtedness and working capital. If current market conditions deteriorate, we may not be able to obtain additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.

The following table shows our cash flows for the three months ended June 30, 2019 and June 30, 2018:

	Three months ended June 30,
	2019	2018
	(US dollars in millions)
Net cash provided by operating activities	$52.0	$14.7
Net cash provided by/(used in) investing activities	$21.5	$(19.7)
Net cash (used in) financing activities	$(54.1)	$(22.6)

Cash Flows from Operating Activities

Net cash provided by operating activities increased to $52.0 million for the three months ended June 30, 2019 from $14.7 million for the three months ended June 30, 2018. The increase in net cash provided by operating activities was attributable to an increase in cash inflow from working capital requirements by $22.6 million, an increase in profit as adjusted for non-cash and other items by $16.1 million, a decrease in cash outflow towards income taxes paid by $0.4 million, and an increase in cash inflow from interest received by $0.2 million.

The increase in net cash provided by operating activities excludes a cash outflow towards principal payment of lease liabilities of $6.3 million now reflected under cash flows from financing activities on adoption of IFRS 16 (see Note 2 to the unaudited condensed consolidated financial statements included elsewhere in this report).

Profit after tax as adjusted for non-cash and other items primarily comprised the following: (i) profit after tax of $27.6 million for the three months ended June 30, 2019 as compared to $22.4 million for the three months ended June 30, 2018; (ii) depreciation and amortization expense of $15.5 million for the three months ended June 30, 2019 as compared to $8.9 million for the three months ended June 30, 2018; (iii) interest expense of $4.4 million for the three months ended June 30, 2019 as compared to $0.8 million for the three months ended June 30, 2018; (iv) unrealized exchange gains of $1.5 million for the three months ended June 30, 2019 as compared to $4.4 million for the three months ended June 30, 2018; (v) current tax expense of $7.2 million for the three months ended June 30, 2019 as compared to $5.2 million for the three months ended June 30, 2018; (vi) share-based compensation expense of $8.6 million for the three months ended June 30, 2019 as compared to $7.7 million for the three months ended June 30, 2018; (vii) deferred rent expense of Nil for the three months ended June 30, 2019 as compared to $0.4 million for the three months ended June 30, 2018; and (viii) unrealized loss on derivative instruments of $2.0 million for the three months ended June 30, 2019 as compared to $6.7 million for the three months ended June 30, 2018.

Cash outflow on account of working capital changes amounted to $4.2 million for the three months ended June 30, 2019 as compared to $26.8 million for the three months ended June 30, 2018. This was primarily on account of an increase in cash inflow from trade receivables and unbilled revenue by $10.9 million, a decrease in cash outflow towards current liabilities by $9.5 million, trade payables by $6.0 million and contract liabilities by $5.8 million, partially offset by an increase in cash outflow in relation to other assets by $9.6 million.

Cash Flows from Investing Activities

Net cash provided by investing activities increased to $21.5 million for the three months ended June 30, 2019 as compared to net cash used in investing activities of $19.7 million for the three months ended June 30, 2018. This was primarily on account of a net cash inflow of $40.0 million from sale of marketable securities for the three months ended June 30, 2019 as compared to a net cash outflow of $10.1 million towards marketable securities for the three months ended June 30, 2018; a cash outflow of $10.8 million towards purchase of property, plant and equipment (comprising primarily leasehold improvements, furniture and fixtures, office equipment and information technology equipment) and intangible assets (comprising computer software) for the three months ended June 30, 2019 as compared to $9.2 million for the three months ended June 30, 2018; and net cash outflow towards placement of fixed deposits of $7.7 million for the three months ended June 30, 2019 as compared to $0.4 million for the three months ended June 30, 2018.

Cash Flows from Financing Activities

Net cash used in financing activities increased to $54.1 million for the three months ended June 30, 2019 as compared to $22.6 million for the three months ended June 30, 2018. This was primarily on account of a cash outflow of $48.0 million towards share repurchases for the three months ended June 30, 2019 as compared to a cash outflow of $23.0 million for the three months ended June 30, 2018; an increase in cash outflow of $6.3 million towards the principal payment of lease liabilities as compared to Nil for the three months ended June 30, 2018 (due to the adoption of IFRS 16) and a decrease in cash inflow from excess tax benefit on share-based compensation expense of $0.2 million for the three months ended June 30, 2019 as compared to $0.4 million for the three months ended June 30, 2018.

Share Repurchases

In March 2018, our shareholders authorized a share repurchase program for the repurchase of up to 3.3 million of our ADSs, at a price range of $10 to $100 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from March 30, 2018, the date on which the shareholders resolution approving the repurchase program was passed. We have funded, and intend to continue to fund, the repurchases of ADSs under the repurchase program with cash on hand. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We intend to hold the shares underlying any such repurchased ADSs as treasury shares.

In fiscal 2019, we purchased 1,101,300 ADSs in the open market for a total consideration of $56.4 million (including transaction costs of $11,000). We also paid $55,000 towards cancellation fees for ADSs in relation to share repurchase of 1,100,000 ADSs.

During the three months ended June 2019, we repurchased 802,222 ADSs for a total consideration of $46.3 million (including transaction costs of $8,022), in the open market, under the above-mentioned share repurchase program. The shares underlying these ADSs are recorded as treasury shares.

Further, in July 2019, we repurchased 238,151 ADSs for a total consideration of $14.0 million (including transaction costs of $2,382), in the open market, under the above-mentioned share repurchase program. The shares underlying these ADSs are recorded as treasury shares.

In July 2019, we received authorization from our Board of Directors to cancel, and cancelled, 1.1 million ADSs that were held as treasury shares for an aggregate cost of $56.4 million.

Tax Assessment Orders

Transfer pricing regulations to which we are subject require that any international transaction among the WNS group enterprises be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We have signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2013 which has been renewed on similar terms for another five years starting from April 2018. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2015 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹2,189.0 million ($31.7 million based on the exchange rate on June 30, 2019) in additional taxes, including interest of ₹755.6 million ($10.9 million based on the exchange rate on June 30, 2019).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)				Interest on amount Demanded
		(₹ and US dollars in millions)
WNS Global	Fiscal 2004	₹	12.5	$(0.2	)(1)	₹	3.1	$(0.1	)(1)
WNS Global	Fiscal 2005	₹	27.4	$(0.4	)(1)	₹	8.6	$(0.1	)(1)
WNS Global	Fiscal 2006	₹	489.1	$(7.1	)(1)	₹	181.5	$(2.5	)(1)
Permanent establishment of WNS UK in India	Fiscal 2006	₹	67.9	$(1.0	)(1)	₹	24.1	$(0.3	)(1)
WNS Global	Fiscal 2007	₹	98.7	$(1.4	)(1)	₹	31.9	$(0.5	)(1)
Permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2007	₹	18.6	$(0.3	)(1)	₹	4.4	$(0.1	)(1)
Permanent establishment of WNS North America Inc. in India	Fiscal 2008	₹	19.5	$(0.3	)(1)	₹	—	$—
Permanent establishment of WNS UK in India	Fiscal 2009	₹	6.7	$(0.1	)(1)	₹	—	$—
WNS Global	Fiscal 2009	₹	55.2	$(0.8	)(1)	₹	—	$—
WNS Business Consulting Services Private Limited (“WNS BCS”)	Fiscal 2010	₹	1.0	$(0.1	)(1)	₹	—	$—
WNS Global	Fiscal 2012	₹	305.7	$(4.3	)(1)	₹	107.4	$(1.6	)(1)
WNS Global	Fiscal 2013	₹	423.0	$(6.1	)(1)	₹	137.2	$(2.0	)(1)
WNS Global	Fiscal 2014	₹	480.1	$(6.9	)(1)	₹	257.4	$(3.7	)(1)
WNS Global	Fiscal 2015	₹	183.6	$(2.7	)(1)		—	—
Total		₹	2,189.0	$(31.7	)(1)	₹	755.6	$(10.9	)(1)

Note:

(1)	Based on the exchange rate as at June 30, 2019.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at June 30, 2019, we have provided a tax reserve of ₹806.2 million ($11.7 million based on the exchange rate on June 30, 2019) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of ₹3,812.8 million ($55.2 million based on the exchange rate on June 30, 2019) in additional taxes, including interest of ₹1,273.4 million ($18.4 million based on the exchange rate on June 30, 2019). The income tax authorities have filed appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹874.4 million ($12.6 million based on the exchange rate on June 30, 2019) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at June 30, 2019, corporate tax returns for fiscal 2016 and thereafter remain subject to examination by tax authorities in India.

After consultation with our Indian tax advisors and based on the facts of these cases, legal opinions from counsel on certain matters, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to vigorously dispute the orders of assessment.

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of ₹348.1 million ($5.0 million based on the exchange rate on June 30, 2019) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on June 30, 2019) in connection with the review of our tax return for fiscal 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Quantitative and Qualitative Disclosures about Market Risk

General

Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.

Our exposure to market risk is primarily a function of our revenue generating activities and any future borrowings in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings to losses. Most of our exposure to market risk arises from our revenue and expenses that are denominated in different currencies.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Risk Management Procedures

We manage market risk through our treasury operations. Our senior management and our Board of Directors approve our treasury operations’ objectives and policies. The activities of our treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, implementation of borrowing strategies and monitoring compliance with market risk limits and policies. Our Foreign Exchange Committee, comprising the Chairman of the Board, our Group Chief Executive Officer and our Group Chief Financial Officer, is the approving authority for all our hedging transactions.

Components of Market Risk

Exchange Rate Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments (non-GAAP) is denominated in pound sterling and US dollars, approximately 44.0% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPM segment) for the three months ended June 30, 2019 were incurred and paid in Indian rupees. The exchange rates between each of the pound sterling, the Indian rupee, the Australian dollar, the South African rand and the Philippine peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future.

Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations for the three months ended June 30, 2019, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased revenue by approximately $5.7 million and increased or decreased revenue less repair payments (non-GAAP) by approximately $5.4 million for the three months ended June 30, 2019, and a 10% appreciation or depreciation in the Australian dollar against the US dollar would have increased or decreased revenue by approximately $1.8 million and increased or decreased revenue less repair payments (non-GAAP) by approximately $0.3 million for the three months ended June 30, 2019.

Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased our expenses incurred and paid in Indian rupee for the three months ended June 30, 2019 by approximately $8.6 million, a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased our expenses incurred and paid in South African rand for the three months ended June 30, 2019 by approximately $1.5 million and a 10% appreciation or depreciation in the Philippine peso against the US dollar would have increased or decreased our expenses incurred and paid in Philippine peso for the three months ended June 30, 2019 by approximately $2.3 million.

To protect against foreign exchange gains or losses on forecasted revenue and inter-company revenue, we have instituted a foreign currency cash flow hedging program. We hedge a part of our forecasted revenue and inter-company revenue denominated in foreign currencies with forward contracts and options.

Interest Rate Risk

Our exposure to interest rate risk arises from our borrowings which have a floating rate of interest, which is linked to the US dollar LIBOR. We manage this risk by maintaining an appropriate mix between fixed and floating rate borrowings and through the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by fluctuations in the interest rates. In connection with the term loan facilities entered into in fiscal 2017, we entered into interest rate swap agreements with the banks in fiscal 2017. These swap agreements effectively convert the term loans from a variable US dollar LIBOR interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loans. The amounts outstanding under the swap agreements as at June 30, 2019 aggregated to $61.8 million. On July 22, 2019, we paid an amount of $5.7 million towards our outstanding loan of $61.8 million as at June 30, 2019, following which the aggregate amount outstanding under these swap agreements was $56.1 million.

We monitor our positions and do not anticipate non-performance by the counterparties. We intend to selectively use interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a periodic basis. We do not enter into hedging agreements for speculative purposes.

Part III — RISK FACTORS

This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this report. If any of the following risks actually occur, our business, financial condition and results of operations could suffer and the trading price of our ADSs could decline.

Risks Related to Our Business

The global economic and geo-political conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.

Global economic conditions continue to show signs of turbulence. Although some key indicators of sustainable economic growth show signs of improvement, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy.

In June 2016, a majority of voters in the UK elected to withdraw from the EU in a national referendum, commonly referred to as “Brexit.”. The withdrawal of the UK from the EU was set to take place on March 29, 2019, however this date has been postponed to October 31, 2019 and ongoing uncertainty remains as to what kind of post-Brexit agreement between the UK and the EU, if any, may be approved by the UK parliament. There is the possibility that the UK will end up leaving the EU without having reached final agreement with the EU on the terms of its withdrawal. The referendum, and now the risk of a “no deal” between the UK and the EU, has created significant uncertainty regarding the future relationship between the UK and the EU, including with respect to the laws and regulations that will apply as the UK determines which EU-derived laws to replace or replicate in the event of a withdrawal. Uncertainty regarding the terms of Brexit, and its eventual effects once implemented, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations.

26.8% of our revenues and 25.8% of our revenue less repair payments (non-GAAP) for the three months ended June 30, 2019 and 29.0% of our revenues and 27.6% of our revenue less repair payments (non-GAAP) for fiscal 2019 are denominated in pound sterling. The extent and duration of the decline in the value of the pound sterling to the US dollar and other currencies is unknown at this time. A long-term reduction in the value of the pound sterling as a result of the UK referendum or otherwise could adversely impact our earnings growth rate and profitability. We believe that our hedging program is effective and it substantially protects us against fluctuations in foreign currency exchange rates through a mix of forwards and options for this current fiscal year.

In the US, there is concern over slowing economic growth and continuing trade tensions. The policies that may be pursued by the presidential administration in the US have added further uncertainty to the global economy, and the prevailing political climate may lead to more protectionist policies. Further, there is uncertainty regarding the impact of the escalating “trade war” between China and the United States on the global economy. Globally, countries may require additional financial support, sovereign credit ratings may continue to decline, and there may be default on sovereign debt obligations of certain countries. Any of these may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition and results of operations. Further, there continue to be signs of economic weakness, such as relatively high levels of unemployment, in parts of Europe. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism, and armed conflict around the world. A resurgence of isolationist and/or protectionist policies in North America, Europe and Asia may curtail global economic growth. China continues to have room for economic growth, but such growth opportunities remain subject to political developments, particularly with respect to a US-China trade deal, and uncertainties in the regulatory framework of the economy.

These economic and geo-political conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies, and the political climate in the US and the UK, may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our clients to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Changing economic conditions may have an effect on foreign exchange rates, which in turn may affect our business. For further information, see “— Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar and the South African rand could have a material adverse effect on our results of operations.”

Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and leisure and insurance industries. If macroeconomic conditions worsen or current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such worsening conditions will have on our targeted industries in general, and our results of operations specifically.

A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.

We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2019 and 2018, our five largest clients accounted for 27.1% and 29.4% of our revenue and 27.6% and 30.1% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2019 and 2018, our three largest clients accounted for 18.1% and 19.2% of our revenue and 18.5% and 19.6% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2019, our largest client individually accounted for 6.9% and 7.1% of our revenue and revenue less repair payments (non-GAAP), respectively, as compared to 6.8% and 7.0% in fiscal 2018, respectively. Any loss of business from any major client could reduce our revenue and significantly harm our business.

For example, in line with our expectations, one of our top five clients by revenue contribution in fiscal 2014, an online travel agency (“OTA”), provided us with lower volume of business in fiscal 2015 as the OTA entered into a strategic marketing agreement with another OTA in August 2013, pursuant to which, it, over a period of time, from the fourth quarter of fiscal 2014 to the fourth quarter of fiscal 2015, moved its customer care and sales processes that were previously managed by us to a technology platform managed by the other OTA. As a result, we lost most of our business from that OTA and since June 2015, we ceased to provide services to that OTA. That OTA accounted for 2.5% and 6.1% of our revenue and 2.6% and 6.5% of our revenue less repair payments (non-GAAP) in fiscal 2015 and 2014, respectively. The other OTA uses several BPM vendors to manage such processes on their technology platform. We are approved as one of the other OTA’s providers of BPM services. We have managed to compete with incumbent BPM vendors for the other OTA’s business and the other OTA has become one of our large clients.

We have derived, and we expect to continue deriving for the foreseeable future, a significant portion of our revenue from Aviva Global Services (Management Services) Private Limited (“Aviva MS”). Under our master services agreement with Aviva MS, Aviva MS is permitted to terminate the agreement without cause with 180 days’ notice upon payment of a termination fee.

In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. For example, until fiscal 2018, Aviva MS was our largest client and revenue from Aviva MS has decreased from $54.5 million in fiscal 2017 to $51.9 million in fiscal 2018 to $50.1 million in fiscal 2019. Part of this decline in revenue is attributable to revised pricing terms and part is attributable to a reduction of services due to automation performed by Aviva MS and the automation of certain services by WNS. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another business process management service provider or return work in-house.

Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in the US, the UK, Europe and Australia. Economic slowdowns or factors that affect these industries or the economic environment in the US, the UK, Europe or Australia could reduce our revenue and seriously harm our business.

A substantial portion of our clients are concentrated in the insurance industry and the travel and leisure industry. In fiscal 2019 and 2018, 26.6% and 25.7% of our revenue, respectively, and 25.2% and 24.0% of our revenue less repair payments (non-GAAP), respectively, was derived from clients in the insurance industry. During the same periods, clients in the travel and leisure industry contributed 17.4% and 18.7% of our revenue, respectively, and 17.8% and 19.2% of our revenue less repair payments (non-GAAP), respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes.

Turbulence in the global economy affects both the industries in which our clients are concentrated and the geographies in which we do business. For more information, see “ — The global economic and geo-political conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.” Certain of our targeted industries are especially vulnerable to crises in the financial and credit markets and potential economic downturns. A downturn in any of our targeted industries, particularly the insurance or travel and leisure industries, a slowdown or reversal of the trend to offshore business process outsourcing in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations.

Further, any weakening of or uncertainty in worldwide economic and business conditions could result in a few of our clients reducing or postponing their outsourced business requirements, which in turn could decrease the demand for our services and adversely affect our results of operations. In particular, our revenue is highly dependent on the economic environments in the US, the UK, Europe and Australia. In fiscal 2019 and 2018, 41.5% and 40.7% of our revenue, respectively, and 42.3% and 41.6% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in the US. During the same periods, 31.4% and 34.2% of our revenue, respectively, and 30.1% and 32.6% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in the UK, 7.0% and 6.2% of our revenue, respectively, and 7.1% and 6.4% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in Europe (excluding the UK), and 9.5% and 8.8% of our revenue, respectively, and 9.7% and 9.0% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in Australia. Any weakening of or uncertainty in the US, UK, European or Australian economy will likely have a further adverse impact on our revenue.

Other developments may also lead to a decline in the demand for our services in our targeted industries. Significant changes in the financial services industry or any of the other industries on which we focus, or a consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services and have an adverse impact on our profitability. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenue and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices which could negatively affect our business, results of operations, financial condition and cash flows.

Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the Euro, the South African rand and the Philippine peso could have a material adverse effect on our results of operations.

Although substantially all of our revenue is denominated in pound sterling, US dollars, and to a lesser extent, Australian dollars, Euro and South African rand, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees and, to a lesser extent, in South African rand and Philippine peso. Therefore, a weakening of the rate of exchange for the pound sterling, the US dollar, Euro or the Australian dollar against the Indian rupee or, to a lesser extent, a weakening of the pound sterling against the South African rand or the Philippine peso would adversely affect our results. Furthermore, we report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling, Euro or the Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the South African rand or the Philippine peso appreciates against the US dollar. Fluctuations between the pound sterling, the Indian rupee, the South African rand, the Australian dollar or the Philippine peso, on the one hand, and the US dollar, on the other hand, expose us to translation risk when transactions denominated in such currencies are translated to US dollars, our reporting currency. The exchange rates between each of the pound sterling, Indian rupee, South African rand, Australian dollar, Euro and the Philippine peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future.

The referendum in the UK regarding the UK’s withdrawal from the EU and the uncertainty regarding the terms of Brexit and its eventual effects once implemented have created uncertainty in the British and European economies and in the global economy as a whole. See “—The global economic and geo-political conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.” These developments have caused, and may continue to cause, volatility in the exchange rates between the pound sterling and other currencies.

The average pound sterling to US dollar exchange rate was approximately £0.78 per $1.00 in the three months ended June 30, 2019, which represented a depreciation of the pound sterling by an average of 2.1% as compared with the average exchange rate of £0.76 per $1.00 in fiscal 2019, which in turn represented a depreciation of the pound sterling by an average of 0.9% as compared with the average exchange rate of £0.75 per $1.00 in fiscal 2018.

The average Indian rupee to US dollar exchange rate was approximately ₹ 69.58 per $1.00 in the three months ended June 30, 2019, which represented an appreciation of the Indian rupee by an average of 0.5% as compared with the average exchange rate of approximately ₹ 69.92 per $1.00 in fiscal 2019, which in turn represented a depreciation of the Indian rupee by an average of 8.5% as compared with the average exchange rate of approximately ₹ 64.46 per $1.00 in fiscal 2018.

The average South African rand exchange rate was approximately R14.39 per $1.00 in the three months ended June 30, 2019, which represented a depreciation of the South African rand by an average of 4.6% as compared with the average exchange rate of approximately R13.76 per $1.00 in fiscal 2019, which in turn represented a depreciation of the South African rand by an average of 6.0% as compared with the average exchange rate of approximately R12.98 per $1.00 in fiscal 2018.

The average Australian dollar exchange rate was approximately A$1.43 per $1.00 in the three months ended June 30, 2019, which represented a depreciation of the Australian dollar by an average of 4.1% as compared with the average exchange rate of approximately A$1.37 per $1.00 in fiscal 2019, which in turn represented a depreciation of the Australian dollar by an average of 5.8% as compared with the average exchange rate of approximately A$1.29 per $1.00 in fiscal 2018.

The average Euro exchange rate was approximately €0.89 per $1.00 in the three months ended June 30, 2019, which represented a depreciation of the Euro by an average of 3.0% as compared with the average exchange rate of approximately €0.86 per $1.00 in fiscal 2019, which in turn represented a depreciation of the Euro by an average of 1.0% as compared with the average exchange rate of approximately €0.85 per $1.00 in fiscal 2018.

The average Philippine peso exchange rate was approximately PHP 52.06 per $1.00 in the three months ended June 30, 2019, which represented an appreciation of the Philippine peso by an average of 1.6% as compared with the average exchange rate of approximately PHP 52.91 per $1.00 in fiscal 2019, which in turn represented a depreciation of the Philippine peso by an average of 4.2% as compared with the average exchange rate of approximately PHP 50.76 per $1.00 in fiscal 2018.

Our results of operations would be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling or the Australian dollar depreciates against the US dollar or, to a lesser extent, the South African rand or the Philippine peso appreciates significantly against the US dollar.

For example, the depreciation of the Indian Rupee and the South African rand against the US dollar in fiscal 2019 positively impacted our results of operations whereas the depreciation of the pound sterling and the Australian dollar against the US dollar negatively impacted our results of operations during that year.

The appreciation of the Indian rupee and the South African rand against the US dollar in fiscal 2018 negatively impacted our results of operations whereas the appreciation of the pound sterling and the Australian dollar against the US dollar positively impacted our results of operations during that year.

The depreciation of the pound sterling and the Australian dollar against the US dollar and the appreciation of the Indian rupee against the US dollar in the three months ended June 30, 2019, as compared to the average exchange rates in fiscal 2019, negatively impacted our results of operations whereas the depreciation of the South African rand against the US dollar positively impacted our results of operations during that period.

We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.

The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements and governmental policy changes of multiple jurisdictions.

We have operations in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Spain, Turkey, the UK and the US, and we service clients across Asia, Europe, South Africa, Australia and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries (including branch offices) incorporated in Australia, China, Costa Rica, France, India, Mauritius, the Netherlands, the Philippines, Romania, South Africa, Singapore, Sri Lanka, Spain, Turkey, the United Arab Emirates, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

•	legal uncertainty owing to the overlap of different legal regimes, and problems in asserting contractual or other rights across international borders;

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•	potential tariffs and other trade barriers;

•	unexpected changes in legal regimes and regulatory requirements;

•	policy changes due to changes in government;

For example, during the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we had expected that we would eventually exit from providing legal services in relation to personal injury claims. We also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment in fiscal 2017. As a result, we had in fiscal 2017 expected the future performance of our WNS Auto Claims BPM segment to decline significantly and therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations for fiscal 2017. The occurrence of other changes in legal regimes or regulatory requirements, or any other events associated with the risks of conducting business internationally, could have a material adverse effect on our results of operations and financial condition.

Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements. Failure to adhere to the laws and regulations that govern our business or our clients’ businesses that we are required to comply with in performing our services could harm our business.

We have operations in 12 countries and our corporate structure spans multiple jurisdictions. Further, we service clients across multiple geographic regions and multiple industries. We are required to comply with numerous, and sometimes conflicting and uncertain, laws and regulations including on matters relating to import/export controls, trade restrictions, taxation, immigration, internal disclosure and control obligations, securities regulation, anti-competition, data privacy and protection, anti-corruption, and employment and labor relations. In addition, we are required to obtain and maintain permits and licenses for the conduct of our business in various jurisdictions. Our clients’ business operations are also subject to numerous regulations in the jurisdiction in which they operate or that are applicable to their industry, and our clients may contractually require that we perform our services in compliance with regulations applicable to them or in a manner that will enable them to comply with such regulations. For example, regulations to which our clients’ business operations are subject include the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act and Health Information Technology for Economic and Clinical Health Act in the US, the Financial Services Act in the UK and the General Data Protection Regulation in the EU. In addition, HealthHelp, which we acquired in March 2017, administers programs offered by the Centers for Medicare & Medicaid Services, a United States federal agency that administers Medicare and Medicaid. Regulatory changes may result in our exiting certain parts of our business.

On account of the global nature of our and our clients’ operations, compliance with diverse legal and regulatory requirements is difficult, time-consuming and requires significant resources. Further, the extent of development of legal systems varies across the countries in which we operate and local laws may not be adequately developed or be able to provide us clear guidance to sufficiently protect our rights. Specifically, in many countries including those in which we operate and/or seek to expand to, the practices of local businesses may not be in accordance with international business standards and could violate anti-corruption laws and regulations, including the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act 1977. Our employees, subcontractors, agents, business partners, the companies we acquire and their employees, subcontractors and agents, and other third parties with which we associate, could act in a manner which violates policies or procedures intended to ensure compliance with laws and regulations, including applicable anti-corruption laws or regulations.

Violations of such laws or regulations by us, our employees or any of these third parties could subject us to criminal or civil enforcement actions (whether or not we participated or were aware of the actions leading to the violations), including fines or penalties, breach of contract damages, disgorgement of profits and suspension or disqualification from work, any of which could materially and adversely affect our business, including our results of operations and our reputation. If we are unable to maintain our licenses, permits or other qualifications necessary to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenue, which could have a material adverse effect on our business.

We face competition from onshore and offshore business process management companies and from information technology companies that also offer business process management services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.

The market for outsourcing services is very competitive and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, business process transformation capabilities and industry expertise. We face significant competition from our clients’ own in-house groups including, in some cases, in-house departments operating offshore or captive units. Clients who currently outsource a significant proportion of their business processes or information technology services to vendors in India may, for various reasons, including diversifying geographic risk, seek to reduce their dependence on any one country. We also face competition from onshore and offshore business process management and information technology services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets.

These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate. Technological changes include the development of complex automated systems for the processing of transactions that are formerly labor intensive, which may reduce or replace the need for outsourcing such transaction processing.

Some of these existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs, or enter into similar arrangements with potential clients. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could result in reduced operating margins which could harm our business, results of operations, financial condition and cash flows.

Changes in technology could lead to changes in our clients’ businesses as well as their requirements for business process services, which may adversely impact our business and results of operations.

Proliferation of accessible technology, such as smartphones and internet, has had an impact on the manner in which customers and businesses interact with each other. Companies are increasingly adopting social media platforms, online self-help portals and mobile applications for communicating with and servicing their customers rather than utilizing business process management companies such as ourselves to manage these interactions. Our clients also continue to invest in technology by upgrading their platforms and application capabilities towards increased automation of transactions. Advances in software, such as robotic process automation and voice recognition, have the potential to reduce dependency on human processing transactions. Such developments and other innovations, such as autonomous vehicles, have the potential to significantly change the way our clients’ businesses operate and may reduce their dependency on business process management companies, including our company, for managing their business processes. We are therefore subject to a risk of disintermediation on account of such changes in technology, which could impact our future growth prospects and may require continued investments in our business.

If we cause disruptions to our clients’ businesses, provide inadequate service or are in breach of our representations or obligations, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims and, as a result, our profits may be substantially reduced.

Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our client’s customers. Failure to consistently meet service requirements of a client or errors made by our associates or the software/platforms we use in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will require us to pay penalties to our clients or result in lower payment to us. Failure to meet these service level requirements could result in the payment of significant penalties by us to our clients which in turn could have an adverse effect on our business, results of operations, financial condition and cash flows. In addition, in connection with acquiring new business from a client or entering into client contracts, our employees may make various representations, including representations relating to the quality of our services, abilities of our associates and our project management techniques. A failure or inability to meet a contractual requirement or our representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for substantial damages against us.

Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Spain, Turkey, the UK and the US, our international technology hubs in the UK and the US and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.

We depend on human resources to process transactions for our clients. Disruptive incidents, including man-made events such as civil strikes and shutdowns, may impact the ability of our employees to commute to and from our operating premises. Non-natural disasters, whether unintentional (such as those caused by accidents) or intentional (such as those caused by terrorist attacks), may also disrupt our operations. While we have implemented business continuity plans for clients where we have contractually agreed to do so, we may not always be able to provide services to our clients for the duration of such incidents.

Although under most of our contracts with our clients, our liability for breach of our obligations is limited to actual damages suffered by the client and capped at a portion of the fees paid or payable to us under the relevant contract, our liability for breach of our obligations under certain of our contracts is unlimited. With respect to those of our contracts that contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Further, although we have professional indemnity insurance coverage, the coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims and our insurers may disclaim coverage as to any future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.

We are liable to our clients for damages caused by unauthorized disclosure of sensitive or confidential information, whether through a breach or circumvention of our or our clients’ computer systems and processes, through our employees or otherwise. Further, cybersecurity and data privacy considerations could impact our business.

We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality of the information we receive from them. Although we seek to implement measures to protect sensitive and confidential client data, there can be no assurance that we would be able to prevent breaches of security. Further, some of our projects require us to conduct business functions and computer operations using our clients’ systems over which we do not have control and which may not be compliant with industry security standards. In addition, some of the client designed processes that we are contractually required to follow for delivering services to them and which we are unable to unilaterally change, could be designed in a manner that allows for control weaknesses to exist and be exploited. Any vulnerability in a client’s system or client designed process, if exploited, could result in breaches of security or unauthorized transactions and result in a claim for substantial damages against us. Although we have implemented appropriate policies, procedures and infrastructure to reduce the possibility of physical, logical and personnel security breaches, along with appropriate audit oversight for verifying continued operating effectiveness of the same through internal audits and external SSAE16 / ISAE3402, ISO27001 and PCI-DSS reviews, such measures can never completely eliminate the risk of cybersecurity attacks. If any person, including any of our employees, penetrates our or our clients’ network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws.

To date, although there has not been a material cybersecurity attack that has had an adverse effect on our operations, there can be no assurance that there will be no material adverse effect in the future. Rapid advancements and changes to the technological landscape may require us to make significant further investments in the domain of cybersecurity in order to protect our and our clients’ data and infrastructure. In addition, such advancements coupled with the rise in the sophisticated nature of cyber threats and attacks make it possible that certain threats or vulnerabilities may not be detected in time to prevent an attack on our or our clients’ business. On account of the interconnected nature of our business, there is an interdependency between our clients, business partners and our business to implement appropriate cybersecurity controls in order to mitigate cybersecurity risk. A failure of cybersecurity controls at our client or business partners could therefore result in a breach at our company.

While we have insurance coverage for mismanagement or misappropriation of such information by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may disclaim coverage as to any future claims. Penetration of the network security of our or our clients’ data centers or computer systems or unauthorized use or disclosure of sensitive or confidential client data, whether through breach of our or our clients’ computer systems, systems failure, loss or theft of assets containing confidential information or otherwise, could also have a negative impact on our reputation which would harm our business.

We also cannot be certain that advances in criminal capabilities (including cyber-attacks or cyber intrusions over the internet, malware, computer viruses and the like), discovery of new vulnerabilities or attempts to exploit existing vulnerabilities in our or our clients’ or business partners’ systems, other data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology protecting our or our client’s or business partners’ computer systems and networks that access and store sensitive information. Cyber threats, such as phishing and trojans, could intrude into our or our client’s or business partners’ network to steal data or to seek sensitive information. Any intrusion into our network or our client’s or business partners’ network (to the extent attributed to us or perceived to be attributed to us) that results in any breach of security could cause damage to our reputation and adversely impact our business and financial results. A significant failure in security measures could have a material adverse effect on our business, reputation, results of operations and financial condition.

Our business could be materially and adversely affected if we do not protect our intellectual property or if our services are found to infringe on the intellectual property of others.

Our success depends in part on certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing and maintaining applications and other proprietary intellectual property rights. In order to protect our rights in such intellectual properties, we rely upon a combination of nondisclosure and other contractual arrangements as well as trade secret, copyright and trademark laws. We also generally enter into confidentiality agreements with our employees, consultants, clients and potential clients, and limit access to and distribution of our proprietary information to the extent required for our business purpose.

India is a member of the Berne Convention, an international intellectual property treaty, and has agreed to recognize protections on intellectual property rights conferred under the laws of other foreign countries, including the laws of the United States. There can be no assurance that the laws, rules, regulations and treaties in effect in the United States, India and the other jurisdictions in which we operate and the contractual and other protective measures we take, are adequate to protect us from misappropriation or unauthorized use of our intellectual property, or that such laws will not change. We may not be able to detect unauthorized use and take appropriate steps to enforce our rights, and any such steps may not be successful. Infringement by others of our intellectual property, including the costs of enforcing our intellectual property rights, may have a material adverse effect on our business, results of operations and financial condition.

Our clients may provide us with access to, and require us to use, third party software in connection with our delivery of services to them. Our client contracts generally require our clients to indemnify us for any infringement of intellectual property rights or licenses to third party software when our clients provide such access to us. If the indemnities under our client contracts are inadequate to cover the damages and losses we suffer due to infringement of third party intellectual property rights or licenses to third party software to which we were given access, our business and results of operations could be adversely affected. We are also generally required by our client contracts to indemnify our clients for any breaches of intellectual property rights by our services. Although we believe that we are not infringing on the intellectual property rights of others, claims may nonetheless be successfully asserted against us in the future. The costs of defending any such claims could be significant, and any successful claim may require us to modify, discontinue or rename any of our services. Any such changes may have a material adverse effect on our business, results of operations and financial condition.

Our clients may terminate contracts before completion or choose not to renew contracts, which could adversely affect our business and reduce our revenue.

The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2020 (including work orders/statement of works that will expire on or before March 31, 2020) represented approximately 15.7% of our revenue and 16.0% of our revenue less repair payments (non-GAAP) from our clients in fiscal 2019. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue. Further, we may face difficulties in providing end-to-end business solutions or delivering complex, large or unique projects for our clients that could cause clients to terminate or not renew their contracts with us, which in turn could harm our business and our reputation.

For example, one of our largest auto claims clients by revenue contribution in fiscal 2012 terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments (non-GAAP) in fiscal 2012 and 2011, respectively.

In addition, one of our top five clients by revenue contribution in fiscal 2014, an OTA, provided us with a lower volume of business in fiscal 2015 as the OTA entered into a strategic marketing agreement with another OTA in August 2013 pursuant to which it over a period of time, from the fourth quarter of fiscal 2014 to the fourth quarter of fiscal 2015, moved its customer care and sales processes that were previously managed by us to a technology platform managed by the other OTA. As a result, we lost most of our business from that OTA and since June 2015, we ceased to provide services to that OTA. That OTA accounted for 2.5% and 6.1% of our revenue and 2.6% and 6.5% of our revenue less repair payments (non-GAAP) in fiscal 2015 and 2014, respectively. The other OTA uses several BPM vendors to manage such processes on their technology platform. We are approved as one of the other OTA’s providers of BPM services. We have managed to compete with incumbent BPM vendors for the other OTA’s business and the other OTA has become one of our largest clients. For more information, see “— A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.”

Some of our client contracts contain provisions which, if triggered, could result in lower future revenue and have an adverse effect on our business.

In many of our client contracts, we agree to include certain provisions which provide for downward revision of our prices under certain circumstances. For example, certain contracts allow a client in certain limited circumstances to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the service we provide or to reduce the pricing for services to be performed under the remaining term of the contract. Some of our contracts also provide that, during the term of the contract and for a certain period thereafter ranging from six to 12 months, we may not provide similar services to certain or any of their competitors using the same personnel. These restrictions may hamper our ability to compete for and provide services to other clients in the same industry, which may result in lower future revenue and profitability.

Some of our contracts specify that if a change in control of our company occurs during the term of the contract, the client has the right to terminate the contract. These provisions may result in our contracts being terminated if there is such a change in control, resulting in a potential loss of revenue.

Fraud on account of circumvention of controls within our or our clients’ computer systems and processes could adversely impact our business.

Our business is dependent on the secure and reliable operation of controls within our and our clients’ information systems and processes, whether operated or executed by our clients themselves or by us in connection with our provision of services to them. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud or even detect them on a timely basis, particularly where it relates to our clients’ information systems which are not managed by us. For example, we have identified incidences where our employees have allegedly exploited weaknesses in information systems as well as processes in order to record fraudulent transactions. We are generally required to indemnify our clients from third party claims arising out of such fraudulent transactions and our client contracts generally do not include any limitation on our liability to our clients’ losses arising from fraudulent activities by our employees. Our expansion into new markets may create additional challenges with respect to managing the risk of fraud due to the increased geographical dispersion and use of intermediaries. Accordingly, we may have significant liability arising from fraudulent transactions which may materially affect our business and financial results. Although we have professional indemnity insurance coverage for losses arising from fraudulent activities by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may also disclaim coverage as to any future claims. We may also suffer reputational harm as a result of fraud committed by our employees, or by our perceived inability to properly manage fraud related risks, which could in turn lead to enhanced regulatory oversight and scrutiny.

Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.

We have based our strategy of future growth on certain assumptions regarding our industry, services and future demand in the market for such services. However, the trend to outsource business processes may not continue and could reverse.

The issue of domestic companies outsourcing services to organizations operating in other countries is a topic of political discussion in the United States, as well as in Europe, Asia Pacific and other regions in which we have clients. Some countries and special interest groups have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs in the domestic economy. This has resulted in increased political and media attention, especially in the United States, where the subject of outsourcing and immigration reform has been a focus of the current presidential administration. It is possible that there could be a change in the existing laws that would restrict offshore outsourcing or impose new standards that have the effect of restricting the use of certain visas in the foreign outsourcing context. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not a focus of our operations. However, some legislative proposals would, for example, require contact centers to disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-US affiliates or subcontractors, require disclosures of companies’ foreign outsourcing practices, or restrict US private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. Potential changes in tax laws may also increase the overall costs of outsourcing or affect the balance of offshore and onshore business services. Such changes could have an adverse impact on the economics of outsourcing for private companies in the US, which could in turn have an adverse impact on our business with US clients.

Such concerns have also led the UK and other EU jurisdictions to enact regulations which allow employees who are dismissed as a result of transfer of services, which may include outsourcing to non-UK or EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could discourage EU companies from outsourcing work offshore and/or could result in increased operating costs for us. In addition, there has been publicity about the negative experiences, such as theft and misappropriation of sensitive client data, of various companies that use offshore outsourcing, particularly in India.

Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that operate out of facilities located in the UK or the US.

Adverse changes to our relationships with the companies with whom we have an alliance or in the business of the companies with whom we have an alliance could adversely affect our results of operations.

We have alliances with companies whose capabilities complement our own. For example, some of our services and solutions are based on technology, software or platforms provided by these companies. The priorities and objectives of these companies with whom we have an alliance may differ from ours. As most of our alliance relationships are non-exclusive, these companies with whom we have an alliance are not prohibited from competing with us or forming closer or preferred arrangements with our competitors. One or more of these companies with whom we have an alliance may be acquired by a competitor, or may merge with each other, either of which could reduce our access over time to the technology, software or platforms provided by those companies. In addition, these companies with whom we have an alliance could experience reduced demand for their technology, software or platforms, including, for example, in response to changes in technology, which could lessen related demand for our services and solutions. If we do not obtain the expected benefits from our alliance relationships for any reason, we may be less competitive and our ability to offer attractive solutions to our clients may be negatively affected, which could have an adverse effect on our results of operations.

If we are unable to collect our receivables from, or bill our unbilled services to, our clients, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain allowances against receivables and unbilled services. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we might need to adjust our allowances. We might not accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as any domestic or global credit crisis and disruption or the global financial system could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy, and, as a result, could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. Timely collection of client balances also depends on our ability to complete our contractual commitments and bill and collect our contracted revenues. If we are unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

We may face difficulties as we expand our operations to establish delivery centers in onshore locations and offshore in countries in which we have limited or no prior operating experience.

In April 2014 our delivery center in South Carolina in the US became fully operational. We also opened an additional delivery center in Pennsylvania in the US in September 2014. In 2016, we opened an additional delivery center in the Philippines at Iloilo, and in fiscal 2017 we expanded into France, Germany and Turkey. In fiscal 2019, we added new facilities in Palma, Spain. We intend to continue to expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. We plan to establish additional delivery centers in the Asia Pacific, North America and Europe, which may involve expanding into countries other than those in which we currently operate. Our expansion plans may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, results of operations, financial condition and cash flows.

We may be unable to effectively manage our growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.

We were founded in April 1996, and we have experienced growth and significantly expanded our operations. For example, over the last five fiscal years, our employees have increased to 41,056 as at June 30, 2019 from 27,020 as at March 31, 2014. In fiscal 2011, we expanded our delivery center in Romania. In fiscal 2014, our facilities in China and Sri Lanka became operational. In fiscal 2015, our delivery centers in South Carolina and Pennsylvania, in the US, as well as in South Africa, became fully operational, as did our newest facility in China. In fiscal 2016, we added new facilities in Durban and Port Elizabeth, South Africa and Iloilo, the Philippines. In fiscal 2017, we added new facilities in Durban and Centurion, South Africa. In fiscal 2019, we added new facilities in Palma, Spain. We now have delivery centers across 12 countries in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Spain, Turkey, the UK, and the US. We intend to further expand our global delivery capability, and we are exploring plans to do so in Asia Pacific and Europe.

We have also completed numerous acquisitions. For example, in the first quarter of fiscal 2017, we acquired Value Edge, a provider of commercial research and analytics services to clients in the pharma industry based in India, the US and Europe. In January 2017, we acquired Denali, a leading provider of strategic procurement BPM solutions based in the United States. In March 2017, we acquired HealthHelp, an industry leader in care management based in the United States. For more information about more recent acquisitions, see “—We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.”

This growth places significant demands on our management and operational resources. In order to manage growth effectively, we must implement and improve operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs or accurately estimate operational costs associated with new contracts could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations or our historical profit margins. As a result of any of these potential problems associated with expansion, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

Our executive and senior management team and other key team members in our business units are critical to our continued success and the loss of such personnel could harm our business.

Our future success substantially depends on the performance of the members of our executive and senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the business process management industry, and we may not be able to retain our key personnel due to various reasons, including the compensation philosophy followed by our company as described in “Part I — Item 6. Directors, Senior Management and Employees — Compensation” of our annual report on Form 20-F for our fiscal year ended March 31, 2019. Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In the event of a loss of any key personnel, there is no assurance that we will be able to find suitable replacements for our key personnel within a reasonable time. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows. A loss of several members of our senior management at the same time or within a short period may lead to a disruption in the business of our company, which could materially adversely affect our performance.

We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is significant and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The business process management industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process management industry, including our company, experiences high employee attrition. During each of fiscal 2019, 2018 and 2017, the attrition rate for our employees who have completed six months of employment with us was 31%, 29% and 34%, respectively. Our attrition rate for our employees who have completed six months of employment with us was 34% during the three months ended June 30, 2019. The attrition rate for our employees increased in fiscal 2019 and we cannot assure you that our attrition rate will not continue to increase in the future. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines, Romania, South Africa and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process management industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

In addition, our ability to maintain and renew existing engagements and obtain new business will depend largely on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. Our failure either to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Employee strikes and other labor-related disruptions may adversely affect our operations.

Our business depends on a large number of employees executing client operations. Strikes or labor disputes with our employees at our delivery centers may adversely affect our ability to conduct business. Our employees are not unionized, although they may in the future form unions. We cannot assure you that there will not be any strike, lock out or material labor dispute in the future. Work interruptions or stoppages could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our loan agreements impose operating and financial restrictions on us and our subsidiaries.

We have incurred a substantial amount of indebtedness in connection with recent acquisitions. As at June 30, 2019, we had total indebtedness of $61.8 million in secured bank loans. See “Part II — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” Our loan agreements contain a number of covenants and other provisions that, among other things, may impose operating and financial restrictions on us and our subsidiaries. These restrictions could put a strain on our financial position. For example:

•	they may increase our vulnerability to general adverse economic and industry conditions;

•

they may require us to dedicate a substantial portion of our cash flow from operations to payments on our loans, thereby reducing the availability of our cash flow to fund capital expenditure, working capital and other general corporate purposes;

•	they may require us to seek lenders’ consent prior to paying dividends on our ordinary shares;

•	they may limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments; and

•	they may impose certain financial covenants on us that we may not be able to meet, which may cause the lenders to accelerate the repayment of the balance loan outstanding.

Further, the restrictions that may be contained in our loan agreements may limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans. Our ability to comply with the covenants of our loan agreements may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants or alternative sources of financing or to reduce expenditures. We cannot assure you that such waivers, amendments or alternative financing could be obtained, or if obtained, would be on terms acceptable to us.

To fund our capital expenditures, service our indebtedness and fund other potential liquidity requirements, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and we may need to access the credit market to meet our liquidity requirements.

Our ability to fund planned capital expenditures and to make payments on our outstanding loans will depend on our ability to generate cash in the future. This, to a large extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Furthermore, given that the uncertainty over global economic conditions remains, there can be no assurance that our business activity will be maintained at our expected level to generate the anticipated cash flows from operations or that our credit facilities would be available or sufficient. If global economic uncertainties continue, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. This may in turn result in our need to obtain financing.

If we cannot fund our capital expenditures, service our indebtedness or fund our other potential liquidity requirements, we may have to take actions such as seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions and investments. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our ADS price.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. The effective internal controls together with adequate disclosure controls and procedures are designed to prevent or detect fraud. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management’s assessment on our internal control over financial reporting and an independent auditor’s attestation report on our internal control over financial reporting in our annual reports on Form 20-F.

If material weaknesses are identified in our internal controls over financial reporting, we could be required to implement remedial measures. If we fail to maintain effective disclosure controls and procedures or internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our ADS price.

Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.

Salaries and related benefits of our operations staff and other employees in countries where we have delivery centers, in particular India, are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, rapid economic growth in India, increased demand for business process management outsourcing to India, increased competition for skilled employees in India, and regulatory developments resulting in wage increases in India, may reduce this competitive advantage. For example, the Government of India has proposed the Code on Wages Bill, 2017, which, if passed, would replace four central labor laws, including the Minimum Wages Act, 1948, the Payment of Wages Act, 1936, the Payment of Bonus Act, 1965, and the Equal Remuneration Act, 1976, and would introduce a national minimum wage for all employees to be administered by the central government. The Indian Supreme Court recently clarified that certain allowances paid by an employer to an employee should be included in the definition of “basic wage” for the purposes of employee provident fund contributions. As a result, our wage costs in India may increase. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

Further, following the establishment of our delivery centers in the US in 2014, our operations in the US have expanded and our wage costs for employees located in the UK and the US now represent a larger proportion of our total wage costs. Wage increases in the UK and the US may therefore also reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.

Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuations and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Transaction volumes can be impacted by market conditions affecting the travel and insurance industries, including natural disasters, outbreak of infectious diseases or other serious public health concerns in Asia or elsewhere (such as the outbreak of the Influenza A (H7N9) virus in various parts of the world) and terrorist attacks. In addition, our contracts do not generally commit our clients to provide us with a specific volume of business.

In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.

If our pricing structures do not accurately anticipate the cost and complexity of performing our work, our profitability may be negatively affected.

The terms of our client contracts typically range from three to five years. In many of our contracts, we commit to long-term pricing with our clients, and we negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, these include input-based pricing (such as full-time equivalent-based pricing arrangements), fixed-price arrangements, output-based pricing (such as transaction-based pricing), outcome-based pricing, and contracts with features of all these pricing models. Our pricing is highly dependent on our internal forecasts and predictions about our projects and the marketplace, which are largely based on limited data and could turn out to be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. Some of our client contracts do not allow us to terminate the contracts except in the case of non-payment by our client. If any contract turns out to be economically non-viable for us, we may still be liable to continue to provide services under the contract.

We intend to focus on increasing our service offerings that are based on non-linear pricing models (such as fixed-price and outcome-based pricing models) that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. Non-linear revenues may be subject to short term pressure on margins as initiatives in developing the products and services take time to deliver. The risk of entering into non-linear pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may incur lower profits or losses as a result of being unable to execute projects with the amount of labor we expected or at a margin sufficient to recover our initial investments in our solutions. While non-linear pricing models are expected to result in higher revenue productivity per employee and improved margins, they also mean that we continue to bear the risk of cost overruns, wage inflation, fluctuations in currency exchange rates and failure to achieve clients’ business objectives in connection with these projects.

Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate, which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. During fiscal 2019, 2018 and 2017, we incurred significant expenditures to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions. Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will ramp-up at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenue. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. If our revenue does not grow at our expected rate, we may not be able to maintain or improve our profitability.

We have in the past and may in the future enter into subcontracting arrangements for the delivery of services. For example, in China, in addition to delivering services from our own delivery center, we used to deliver services through a subcontractor’s delivery center. We could face greater risk when pricing our outsourcing contracts, as our outsourcing projects typically entail the coordination of operations and workforces with our subcontractor, and utilizing workforces with different skill sets and competencies. Furthermore, when outsourcing work we assume responsibility for our subcontractors’ performance. Our pricing, cost and profit margin estimates on outsourced work may include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will underprice our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin.

We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our growth strategy involves gaining new clients and expanding our service offerings, both organically and through strategic acquisitions. It is possible that in the future we may not succeed in identifying suitable acquisition targets available for sale or investments on reasonable terms, have access to the capital required to finance potential acquisitions or investments, or be able to consummate any acquisition or investments. Future acquisitions or joint ventures may also result in the incurrence of indebtedness or the issuance of additional equity securities, which may present difficulties in financing the acquisition or joint venture on attractive terms. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, in January 2017, we acquired Denali, a leading provider of strategic procurement BPM solutions in the high-technology, retail and CPG, banking and financial services, utilities and healthcare verticals, and in March 2017, we acquired HealthHelp, an industry leader in care management whose solutions are delivered by combining a proprietary technology platform rooted in evidence-based medical research, high-end predictive analytics, and deep healthcare industry expertise. In June 2016, we acquired Value Edge, a provider of commercial research and analytics services to clients in the pharma industry. The lack of profitability of any of our acquisitions or joint ventures could have a material adverse effect on our operating results.

In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For instance, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. There is no assurance that these acquisitions will be profitable for us. Further, we face the risk that the legal regime or regulatory requirements imposed on any business that we acquire may change following our acquisition and such changes may adversely affect our ability to achieve the expected accretive benefits from the acquisition, which could in turn require us to recognize an impairment of goodwill associated with the acquired business. For more information see “—The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements and government policy changes of multiple jurisdictions.”

We also face risks arising from acquisitions of businesses reliant upon a small number of key clients. The value of such acquisitions may decline in the event that their key clients decide not to renew their contracts, or decrease their volume of business or the prices paid for services. For example, HealthHelp is reliant on one client. A decline in the volume of business from this client or in the pricing of our services to this client would likely adversely affect our ability to achieve the expected accretive benefits from our acquisition of HealthHelp.

Further, we may receive claims or demands by the sellers of the entities acquired by us on the indemnities that we have provided to them for losses or damages arising from any breach of contract by us. Conversely, while we may be able to claim against the sellers on their indemnities to us for breach of contract or breach of the representations and warranties given by the sellers in respect of the entities acquired by us, there can be no assurance that our claims will succeed, or if they do, that we will be able to successfully enforce our claims against the sellers at a reasonable cost. Acquisitions and joint ventures also typically involve a number of other risks, including diversion of management’s attention, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Goodwill, intangible or other assets that we carry on our balance sheet could give rise to significant impairment charges in the future.

As at June 30, 2019, we had goodwill and intangible assets of approximately $209.3 million, which primarily resulted from our acquisitions of HealthHelp, Denali and Value Edge. Under IFRS, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. For example, during the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we had expected that we would eventually exit from providing legal services in relation to personal injury claims. We also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment in fiscal 2017. As a result, we had in fiscal 2017 expected the future performance of our WNS Auto Claims BPM segment to decline significantly and therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations for fiscal 2017. See also “—The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements and government policy changes of multiple jurisdictions.” We may be required to record further impairment charges to our goodwill and intangible assets associated with other acquisitions in the future. For example, of the total $209.3 million in goodwill and intangible assets we had as at June 30, 2019, $93.5 million pertains to our acquisition of HealthHelp in fiscal 2017. This goodwill and intangible assets associated with our acquisition of HealthHelp is primarily attributable to HealthHelp’s expected business from one client. We expect this client to renegotiate the pricing of our services to them but there is no certainty as to when that may occur. Further, there is no assurance that our pricing terms with this client will remain on terms acceptable to us. If there is a significant decline in the prices charged for services to this client or a decrease in the volume of business from this client, we may be required to review our goodwill and intangible assets for impairment and record a further impairment charge. Further, if, for example, the research and analytics industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisitions of Marketics Technologies (India) Private Limited, a provider of offshore analytics services which we acquired in 2007, and Value Edge, we may have to record an impairment of all or a portion of the goodwill or intangible assets relating to those acquisitions. Any further impairment to our goodwill or intangible assets may have a significant adverse impact on our results of operations.

We are incorporated in Jersey, Channel Islands and are subject to Jersey rules and regulations. If the tax benefits enjoyed by our company are withdrawn or changed, we may be liable for higher tax, thereby reducing our profitability.

As a company incorporated in Jersey, Channel Islands, we are currently subject to no Jersey income tax. Although we continue to enjoy the benefits of the Jersey business tax regime, if Jersey tax laws change or the tax benefits we enjoy are otherwise withdrawn or changed, we may become liable for higher tax, thereby reducing our profitability.

Risks Related to Key Delivery Locations

A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

Our primary operating subsidiary, WNS Global, is incorporated in India, and a substantial portion of our assets and employees are located in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process management industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. The Government of India may also enact new tax legislation or amend the existing legislation that could impact the way we are taxed in the future. For more information, see “—New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.” Other legislation passed by the Government of India may also impact our business. For example, in December 2015, the Government of India amended the Payment of Bonus Act, 1965, which mandated increased employee bonus amounts for certain wage categories, effective retroactively from April 1, 2014. As a result, our wage costs in India have increased. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation regulations and policies), social stability or other political, economic or diplomatic developments affecting India in the future.

India has witnessed communal clashes in the past. Although such clashes in India have, in the recent past, been sporadic and have been contained within reasonably short periods of time, any such civil disturbance in the future could result in disruptions in transportation or communication networks, as well as have adverse implications for general economic conditions in India. Such events could have a material adverse effect on our business, the value of our ADSs and your investment in our ADSs.

The UK’s impending withdrawal from the EU may have a negative effect on our operations in the UK and EU.

We have operations in the UK, Romania and Poland. In June 2016, a majority of voters in the UK elected to withdraw from the EU in a national referendum. The withdrawal of the UK from the EU was set to take place on March 29, 2019, however this date has been postponed to October 31, 2019 and ongoing uncertainty remains as to what kind of post-Brexit agreement between the UK and the EU, if any, may be approved by the UK parliament. The referendum, and now the risk of a “no deal” between the UK and the EU, has created significant uncertainty about the future relationship between the UK and the EU, including with respect to the laws and regulations that will apply as the UK determines which EU-derived laws to replace or replicate in the event of a withdrawal. Uncertainty regarding the terms of Brexit, and its eventual effects once implemented, may have an adverse effect on our operations in the UK and the EU, the value of our ADSs and your investment in our ADSs.

Our business in South Africa is evaluated for compliance with the South African government’s Broad-Based Black Economic Empowerment (“BBBEE”) legislation. Failure to maintain a minimum BBBEE rating would result in a loss of certain government grants, and may also result in us losing certain business opportunities or clients imposing contractual penalties on us.

Our business in South Africa is evaluated for compliance with the South African government’s BBBEE legislation against a BBBEE scorecard, which has different levels based on various criteria. South African government grants are available to businesses that meet specified conditions, including achieving a specified minimum BBBEE rating. A level one BBBEE rating has the most rigorous criteria. Additionally, many South African companies require their service providers to maintain a minimum BBBEE rating, and many of our South African client contracts contain clauses that allow our clients to terminate their contracts with us or impose specified penalties on us if we do not maintain a minimum BBBEE rating.

We have been conducting our domestic business (serving clients based in South Africa) and international business (serving clients based outside South Africa) in South Africa through our South Africa subsidiary, WNS Global Services SA (Pty) Limited. Our program developed for the purpose of meeting the criteria to achieve the requisite BBBEE rating in respect of WNS Global Services SA (Pty) Limited includes, among other measures, divesting some of our interests in such subsidiary to address the criterion relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation). We achieved a level three rating in respect of WNS Global Services SA (Pty) Limited in our BBBEE verification audit in May 2018 which was valid until May 2019. Based on the results of an interim BBBEE audit, we expect that we will achieve the required rating in our BBBEE verification audit which is currently being carried out and, if achieved, would be valid for 12 months from the date of issuance of the BBBEE verification certificate. In December 2018, we established WNS SA Domestic (Pty) Ltd, a wholly owned subsidiary of WNS Global Services SA (Pty) Limited, for the purposes of conducting our domestic business in South Africa. As part of the plan to achieve a level two BBBEE rating in respect of this new subsidiary, our Board of Directors has approved the divestment of 51.0% of our interests in WNS SA Domestic (Pty) Ltd to black people in accordance with the objectives and requirements of the Codes of Good Practice on Black Economic Empowerment, which we plan to complete in fiscal 2020. We expect to undertake a BBBEE verification audit in respect of WNS SA Domestic (Pty) Ltd in May 2020. However, there is no assurance that we will successfully achieve the requisite BBEEE rating in respect of WNS SA Domestic (Pty) Ltd or maintain our existing BBBEE rating with respect to WNS Global Services SA (Pty) Limited in our next annual BBBEE verification audit or thereafter. If we fail to achieve the required minimum BBBEE rating, we will cease to be eligible for government grants, will be disqualified from bidding for certain business, and certain of our clients may terminate their contracts with us or impose penalties on us. These outcomes would have an adverse effect on our business, results of operations, financial condition and cash flows.

Our facilities are at risk of damage by natural disasters.

Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, Chennai was affected by severe flooding in November 2015. Although our clients experienced minimal disruptions during the Chennai flood due to the business continuity planning and infrastructure resiliency measures we have implemented with a view to minimizing the impact of natural disasters on our business, such measures may be rendered less effective in other circumstances. In addition, we have operational facilities and communication hubs located in regions which are considered to be particularly vulnerable to natural disasters, such as the Philippines and Houston in the United States, which have experienced severe natural disasters such as typhoons, hurricanes and floods. Such natural disasters may lead to disruption to information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of BPM services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have property damage insurance and business interruption insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.

If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition would be negatively affected.

We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In the three months ended June 30, 2019 and fiscal 2019, our tax rate in India and the Philippines impacted our effective tax rate. In fiscal 2018, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $4.1, $15.7 million and $9.4 million in additional income tax expense on our combined operations in our Special Economic Zone operations in India, the Philippines and Sri Lanka for the three months ended June 30, 2019, fiscal 2019 and fiscal 2018, respectively, if the tax holidays and exemptions described below had not been available for the respective periods.

We expect our tax rate in India and the Philippines to continue to impact our effective tax rate. Our effective tax rate in Sri Lanka has been impacted by the withdrawal of tax exemption on export income in Sri Lanka with effect from April 1, 2018, following which the income from export of service has been subject to tax at 14% on net basis.

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India (“STPI”). The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our STPI operations in India became subject to the prevailing annual tax rate, which is currently, and was in fiscal 2019, 34.95% and was in fiscal 2018 and fiscal 2017 34.61%. See “Part I — Item 4. Information on the Company – B. Business Overview – Regulations of our annual report on Form 20-F for our fiscal year ended March 31, 2019.”

When any of our tax holidays or exemptions expire or terminate, or if the applicable government withdraws or reduces the benefits of a tax holiday or exemption that we enjoy, our tax expense may materially increase and this increase may have a material impact on our results of operations. The applicable tax authorities may also disallow deductions claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.

New tax legislation could impact the way we are taxed in the future. For example, the Government of India has issued guidelines on General Anti Avoidance Rule (the “GAAR”), which came into effect on April 1, 2017, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. If we are deemed to have violated any of its provisions, we may face an increase to our tax liability. However, we do not expect any adverse impact on account of the GAAR.

The Government of India, the US or other jurisdictions where we have a presence could enact new tax legislation which would have a material adverse effect on our business, results of operations and financial condition. In addition, our ability to repatriate surplus earnings from our delivery centers in a tax-efficient manner is dependent upon interpretations of local laws, possible changes in such laws and the renegotiation of existing double tax avoidance treaties. Changes to any of these may adversely affect our overall tax rate, or the cost of our services to our clients, which would have a material adverse effect on our business, results of operations and financial condition.

We are subject to transfer pricing and other tax related regulations and any determination that we have failed to comply with them could materially adversely affect our profitability.

Transfer pricing regulations to which we are subject require that any international transaction among our company and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We have signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2013, which has been renewed on similar terms for another five years starting from April 2018.

We may be required to pay additional taxes in connection with audits by the tax authorities.

From time to time, we receive orders of assessment from Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2015 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹ 2,189 million ($31.7 million based on the exchange rate on June 30, 2019) in additional taxes, including interest of ₹ 755.6 million ($10.9 million based on the exchange rate on June 30, 2019).

These orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS, each of which is one of our Indian subsidiaries, as the case may be, and our other wholly-owned subsidiaries were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set-off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at June 30, 2019 we have provided a tax reserve of ₹ 806.2 million ($11.7 million based on the exchange rate on June 30, 2019) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities. For more details on these assessments, see “Part II —Management’s Discussion and Analysis of Financial Condition and Results of Operation—Tax Assessment Orders.”

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹ 3,812.8 million ($55.2 million based on the exchange rate on June 30, 2019) in additional taxes, including interest of ₹ 1,273.4 million ($18.5 million based on the exchange rate on June 30, 2019). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹ 874.4 million ($12.7 million based on the exchange rate on June 30, 2019) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at June 30, 2019, corporate tax returns for fiscal 2016 and thereafter remain subject to examination by tax authorities in India.

After consultation with our Indian tax advisors and based on the facts of these cases, certain legal opinions from counsel, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to vigorously dispute the orders of assessment.

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of ₹ 348.1 million ($5.0 million based on the exchange rate on June 30, 2019) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on June 30, 2019) in connection with the review of our tax return for fiscal 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Terrorist attacks and other acts of violence involving India or its neighboring countries could adversely affect our operations, resulting in a loss of client confidence and materially adversely affecting our business, results of operations, financial condition and cash flows.

Terrorist attacks and other acts of violence or war involving India or its neighboring countries may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. South Asia has, from time to time, experienced instances of terrorism, civil unrest and hostilities in and among neighboring countries, including Sri Lanka, India and Pakistan. In April 2019, several churches and hotels in Sri Lanka were targeted in a series of coordinated terrorist bombings, including one within one kilometer of our delivery center. In previous years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India, such as the bombings of the Taj Mahal Hotel and Oberoi Hotel in Mumbai in 2008, a terrorist attack on the Indian Parliament, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could disrupt our operations or influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.

Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US and the UK, which could have a material adverse effect on future revenue.

The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to previous terrorist attacks and global unrest, US and European immigration authorities have sharply increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites or, if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If more stringent labor laws become applicable to us, our profitability may be adversely affected.

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and legislation that imposes financial obligations on employers upon retrenchment. Though we are exempt from a number of these labor laws at present, there can be no assurance that such laws will not become applicable to the business process management industry in India in the future. In addition, our employees may in the future form unions. If these labor laws become applicable to our workers or if our employees unionize, it may become difficult for us to maintain flexible human resource policies, discharge employees or downsize, and our profitability may be adversely affected.

Most of our delivery centers operate on leasehold property and our inability to renew our leases on commercially acceptable terms or at all may adversely affect our results of operations.

Most of our delivery centers operate on leasehold property. Our leases are subject to renewal and we may be unable to renew such leases on commercially acceptable terms or at all. Our inability to renew our leases, or a renewal of our leases with a rental rate higher than the prevailing rate under the applicable lease prior to expiration, may have an adverse impact on our operations, including disrupting our operations or increasing our cost of operations. In addition, in the event of non-renewal of our leases, we may be unable to locate suitable replacement properties for our delivery centers or we may experience delays in relocation that could lead to a disruption in our operations. Any disruption in our operations could have an adverse effect on our results of operations.

Risks Related to our ADSs

Substantial future sales of our shares or ADSs in the public market could cause our ADS price to fall.

Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at June 30, 2019, we had 49,666,468 ordinary shares (excluding 1,903,522 treasury shares) outstanding, including 49,425,331 shares represented by 49,425,331 ADSs. In addition, as at June 30, 2019, a total of 3,230,354 ordinary shares or ADSs are issuable upon the exercise or vesting of options and restricted share units (“RSUs”) outstanding under our 2006 Incentive Award Plan (as amended and restated) and our 2016 Incentive Award Plan (as amended and restated). All ADSs are freely transferable, except that ADSs owned by our affiliates may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological developments;

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in business process management;

•	addition or loss of executive officers or key employees;

•	sales or expected sales of additional shares or ADSs;

•	loss of one or more significant clients; and

•	a change in control, or possible change of control, of our company.

In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

We may not be able to pay any dividends on our shares and ADSs.

We have never declared or paid any dividends on our ordinary shares. We cannot give any assurance that we will declare dividends of any amount, at any rate or at all. Because we are a holding company, we rely principally on dividends, if any, paid by our subsidiaries to us to fund our dividend payments, if any, to our shareholders. Any limitation on the ability of our subsidiaries to pay dividends to us could have a material adverse effect on our ability to pay dividends to you.

Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our Board of Directors deems relevant at the time.

Subject to the provisions of the Companies (Jersey) Law 1991 (the “1991 Law”) and our Articles of Association, we may by ordinary resolution declare annual dividends to be paid to our shareholders according to their respective rights and interests in our distributable reserves. Any dividends we may declare must not exceed the amount recommended by our Board of Directors. Our Board of Directors may also declare and pay an interim dividend or dividends, including a dividend payable at a fixed rate, if paying an interim dividend or dividends appears to the Board to be justified by our distributable reserves. We can only declare dividends if our directors who are to authorize the distribution make a prior statement that, having made full enquiry into our affairs and prospects, they have formed the opinion that:

•	immediately following the date on which the distribution is proposed to be made, we will be able to discharge our liabilities as they fall due; and

•

having regard to our prospects and to the intentions of our directors with respect to the management of our business and to the amount and character of the financial resources that will in their view be available to us, we will be able to continue to carry on business and we will be able to discharge our liabilities as they fall due until the expiry of the period of 12 months immediately following the date on which the distribution is proposed to be made or until we are dissolved under Article 150 of the 1991 Law, whichever first occurs.

Subject to the deposit agreement governing the issuance of our ADSs, holders of ADSs will be entitled to receive dividends paid on the ordinary shares represented by such ADSs. See “ — Risks Related to Our Business — Our loan agreements impose operating and financial restrictions on us and our subsidiaries.”

Holders of ADSs may be restricted in their ability to exercise voting rights.

At our request, the depositary of our ADSs will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the ordinary shares represented by ADSs. If the depositary timely receives voting instructions from you, it will endeavor to vote the ordinary shares represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the ordinary shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Ordinary shares for which no voting instructions have been received will not be voted.

As a foreign private issuer, we are not subject to the proxy rules of the Commission, which regulate the form and content of solicitations by US-based issuers of proxies from their shareholders. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the Commission’s proxy rules.

Holders of ADSs may be subject to limitations on transfers of their ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary or advisable in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when the transfer books of the depositary are closed, or at any time or from time to time if we or the depositary deem it necessary or advisable to do so because of any requirement of law or of any government or governmental body or commission or any securities exchange on which the American Depositary Receipts or our ordinary shares are listed, or under any provision of the deposit agreement or provisions of or governing the deposited shares, or any meeting of our shareholders, or for any other reason.

Holders of ADSs may not be able to participate in rights offerings or elect to receive share dividends and may experience dilution of their holdings, and the sale, deposit, cancellation and transfer of our ADSs issued after exercise of rights may be restricted.

If we offer our shareholders any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to them after consultation with us. We cannot make rights available to holders of our ADSs in the US unless we register the rights and the securities to which the rights relate under the Securities Act, or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of our ADSs unless we have requested that such rights be made available to them and the depositary has determined that such distribution of rights is lawful and reasonably practicable. We can give no assurance that we can establish an exemption from the registration requirements under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution of your holdings as a result. The depositary may allow rights that are not distributed or sold to lapse. In that case, holders of our ADSs will receive no value for them. In addition, US securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after exercise of rights.

We may be classified as a passive foreign investment company, which could result in adverse US federal income tax consequences to US holders of our ADSs or ordinary shares.

Based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a passive foreign investment company for US federal income tax purposes (“PFIC”) with respect to our most recently closed taxable year. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-US corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US holder (as defined in “Part I — Item 10. Additional Information — E. Taxation — US Federal Income Taxation” of our annual report on Form 20-F for our fiscal year ended March 31, 2019) holds an ADS or ordinary share, certain adverse US federal income tax consequences could apply to such US holder.

If a United States person is treated as owning at least 10% of our ordinary shares (or ADSs), such holder may be subject to adverse US federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares (or ADSs), such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more US subsidiaries, certain of our non-US subsidiaries could be treated as controlled foreign corporations regardless of whether we are or are not treated as a controlled foreign corporation (although there is currently a pending legislative proposal to significantly limit the application of these rules). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its US taxable income its pro rata share of “Subpart F income”, “global intangible low-taxed income” and investments in US property by controlled foreign corporations, whether or not we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a US corporation. A failure to comply with these reporting obligations may subject such holder to significant monetary penalties and may prevent the statute of limitations with respect to such holder’s US federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-US subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its own advisors regarding the potential application of these rules to its investment in our ordinary shares (or ADSs).

Our share repurchase program could affect the price of our ADSs.

In March 2018, our shareholders approved a share repurchase program authorizing the repurchase of up to 3.3 million of our ADSs, each representing one ordinary share, at a price range of $10 to $100 per ADS. Under this repurchase program, our ADSs may be purchased in the open market from time to time over 36 months from March 30, 2018, the date the shareholders resolution approving the repurchase program was passed. We intend to fund the share repurchase program with cash on hand. The program would not obligate us to repurchase any dollar amount or number of ADSs, and may be suspended or discontinued at any time at our discretion. To date, we have repurchased 2,141,673 ADSs in the open market under this repurchase program.

Any repurchases pursuant to our repurchase program could affect the price of our ADSs and increase its volatility. The existence of a repurchase program could also cause the price of our ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity of our ADSs. There can be no assurance that any repurchases will enhance shareholder value because the market price of our ADSs may decline below the levels at which we repurchase any ADSs. In addition, although our repurchase program is intended to enhance long-term shareholder value, short-term price fluctuations in our ADSs could reduce the program’s effectiveness. Significant changes in the price of our ADSs and our ability to fund our proposed repurchase program with cash on hand could impact our ability to repurchase ADSs. The timing and amount of future repurchases is dependent on our cash flows from operations, available cash on hand and the market price of our ADSs. Furthermore, the program does not obligate us to repurchase any dollar amount or number of ADSs and may be suspended or discontinued at any time, and any suspension or discontinuation could cause the market price of our ADSs to decline.

We have certain anti-takeover provisions in our Articles of Association that may discourage a change in control.

Our Articles of Association contain anti-takeover provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions include:

•	a classified Board of Directors with staggered three-year terms; and

•

the ability of our Board of Directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval, which could be exercised by our Board of Directors to increase the number of outstanding shares and prevent or delay a takeover attempt.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

It may be difficult for you to effect service of process and enforce legal judgments against us or our affiliates.

We are incorporated in Jersey, Channel Islands, and our primary operating subsidiary, WNS Global, is incorporated in India. A majority of our directors and senior executives are not residents of the US and the majority of our assets and the assets of those persons are located outside the US. As a result, it may not be possible for you to effect service of process within the US upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the US against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the US.

Part IV — OTHER INFORMATION

Share Repurchases

In March 2018, our shareholders authorized a share repurchase program for the repurchase of up to 3.3 million of our ADSs, at a price range of $10 to $100 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from March 30, 2018, the date on which the shareholders resolution approving the repurchase program was passed. We have funded, and intend to continue to fund, the repurchases of ADSs under the repurchase program with cash on hand. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We intend to hold the shares underlying any such repurchased ADSs as treasury shares.

In fiscal 2019, we purchased 1,101,300 ADSs in the open market for a total consideration of $56.4 million (including transaction costs of $11,000). We also paid $55,000 towards cancellation fees for ADSs in relation to share repurchase of 1,100,000 ADSs.

During the three months ended June 2019, we repurchased 802,222 ADSs for a total consideration of $46.3 million (including transaction costs of $8,022) in the open market under the above-mentioned share repurchase program. The shares underlying these ADSs are recorded as treasury shares.

Further, in July 2019, we repurchased 238,151 ADSs for a total consideration of $14.0 million (including transaction costs of $2,382) in the open market under the above-mentioned share repurchase program. The shares underlying these ADSs are recorded as treasury shares.

In July 2019, we received authorization from our Board of Directors to cancel, and cancelled, 1.1 million ADSs that were held as treasury shares for an aggregate cost of $56.4 million.

The table below sets forth the details of ADSs repurchased during the three months ended June 30, 2019 and July 2019 under the above mentioned share repurchase program:

Period	No. of ADSs purchased	Average price paid per ADS (in $)	Total number of ADSs purchased as part of publicly announced plans or programs	Approximate US dollar value (in 000s) of ADSs that may yet be repurchased under the program (assuming purchase price of $100 per ADS)
April 1 to April 30, 2019	—	—	—	$219,870
May 1 to May 31, 2019	224,740	55.99	224,740	197,396
June 1 to June 30, 2019	577,482	58.30	577,482	139,648
July 1, to July 18, 2019	238,151	58.95	238,151	115,833
Total	1,040,373	57.95	1,040,373	$115,833

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2019

WNS (HOLDINGS) LIMITED

By:	/s/ Sanjay Puria
Name:	Sanjay Puria
Title:	Group Chief Financial Officer